Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2020

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 29, 2020

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq MRX, LLC submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/2020	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq MRX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42nd Street, New York, NY

20012250

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone: 301.978.8400 / Fax: 301.978.8472

   (Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Jonathan Cayne — Associate Vice President, Principal Associate General Counsel — 301.978.8493

   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John A. Zecca

   805 King Farm Blvd.

   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31, 2019
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/2014 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2020 (MM/DD/YY) — John A. Zecca for Nasdaq MRX, LLC (Name of applicant)

By: [signature] Digitally signed by John Zecca
DN: cn=John Zecca, o=Nasdaq, Inc., ou=Office of General Counsel, email=john.zecca@nasdaq.com, c=US
Date: 2020.06.29 09:12:00 -04'00'
(Signature)

~~John A. Zecca, EVP, Chief Legal Officer~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________, ________ by ______________________
(Month) (Year) (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

Based upon relief from Commission staff and difficulties arising from COVID-19, Nasdaq MRX, LLC is making this filing without notarization.

Nasdaq MRX, LLC

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at https://listingcenter.nasdaq.com/rulebook/mrx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at https://listingcenter.nasdaq.com/rulebook/mrx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 5/01/2020)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/11/2020)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G — Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H — Forms: Company Listings

Not applicable.

Exhibit I — Financial Statement of Exchange

The audited financial statements for Nasdaq MRX, LLC are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2019 are attached and are available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1120193/000112019320000004/ndaq1231201910-k.htm

Exhibit J — List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K — List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

International Securities Exchange Holdings, Inc. ("ISE Holdings") is the sole shareholder of Nasdaq MRX, LLC, a Delaware corporation. ISE Holdings is, in turn, wholly owned by Nasdaq, Inc. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq MRX, LLC certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at https://listingcenter.nasdaq.com/rulebook/mrx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq MRX, LLC

FORM 1 – Amendment of June 29, 2020

EXHIBIT C

Subsidiaries and Affiliates of the Exchange.*

As of May 1, 2020

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.
2. BoardVantage, Inc
3. Boston Stock Exchange Clearing Corporation
4. Channel Capital Group Inc.
5. Cinnober Americas Inc.
6. Consolidated Securities Source LLC
7. Content Services, LLC
8. Curzon Street Acquisition, LLC
9. Directors Desk, LLC
10. Dorsey, Wright & Associates, LLC
11. ETC Acquisition Corp.
12. eVestment Alliance Holdings, Inc.
13. eVestment Alliance Holdings, LLC
14. eVestment Alliance, LLC
15. eVestment, Inc.
16. ExactEquity, LLC
17. Execution Access, LLC
18. FinQloud LLC
19. FINRA/Nasdaq Trade Reporting Facility LLC
20. FTEN, Inc.
21. Fundspire, Inc.
22. Global Network Content Services, LLC
23. GlobeNewswire, Inc.
24. Granite Redux, Inc.
25. GraniteBlock, Inc.
26. Inet Futures Exchange, LLC
27. International Securities Exchange Holdings, Inc.
28. ISE ETF Ventures LLC
29. Kleos Managed Services Holdings, LLC
30. Kleos Managed Services, L.P.
31. Longitude LLC
32. Nasdaq BX, Inc.
33. Nasdaq Capital Markets Advisory LLC
34. Nasdaq Commodities Clearing LLC
35. Nasdaq Corporate Services, LLC
36. Nasdaq Corporate Solutions, LLC
37. NASDAQ Energy Futures, LLC
38. Nasdaq Execution Services, LLC
39. NASDAQ Futures, Inc.
40. Nasdaq GEMX, LLC
41. NASDAQ Global, Inc.
42. Nasdaq, Inc.
43. Nasdaq Governance Solutions, Inc. (established 9/2019)
44. Nasdaq Information, LLC
45. Nasdaq International Market Initiatives, Inc.
46. Nasdaq ISE, LLC
47. NASDAQ OMX (San Francisco) Insurance LLC
48. NASDAQ OMX BX Equities LLC
49. Nasdaq PHLX LLC
50. Nasdaq SPS, LLC (established 3/2020)

51. Nasdaq Technology Services, LLC
52. Norway Acquisition LLC
53. NPM Securities, LLC
54. OneReport, Inc, (acquired 2/2020)
55. Operations & Compliance Network, LLC
56. Public Plan IQ Limited Liability Company
57. SecondMarket Labs, LLC
58. SecondMarket Solutions, Inc.
59. SMTX, LLC
60. Solovis, Inc. (acquired 3/2020)
61. Strategic Financial Solutions, LLC
62. Sybenetix Inc.
63. The Center for Board Evaluations, Inc. (acquired 10/2019)
64. The Nasdaq Options Market LLC
65. The NASDAQ Private Market, LLC
66. The Nasdaq Stock Market LLC
67. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
68. The Stock Clearing Corporation of Philadelphia
69. U.S. Exchange Holdings, Inc.

Non-U.S. Subsidiaries

1. 2157971 Ontario Ltd.
2. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
3. AS eCSD Expert
4. AS Pensionikeskus
5. BoardVantage (UK) Limited
6. Cinetics AB
7. Cinnober AB
8. Cinnober Financial Technology AB
9. Cinnober Financial Technology North AB
10. Curzon Street Holdings Limited
11. Egypt Information Dissemination Company (45% owned, directly or indirectly, by Nasdaq, Inc.)
12. Ensoleillement Inc.
13. eVestment Alliance (UK) Limited
14. eVestment Alliance Australia Pty Ltd
15. eVestment Alliance Hong Kong Limited
16. HXSquare (28.57% owned, directly or indirectly, by Nasdaq, Inc.)
17. Indxis Ltd
18. Irisium AB
19. Irisium Ltd (40% owned, directly or indirectly, by Nasdaq, Inc.)
20. LLC "SYBENETIX UKRAINE"
21. Longitude S.A.
22. Marketwire China Holding (HK) Ltd.
23. Minium Financial Technology AB
24. Minium Financial Technology Ltd
25. Nasdaq (Asia Pacific) Pte. Ltd.
26. Nasdaq AB
27. Nasdaq Australia Holding Pty Ltd
28. Nasdaq Broker Services AB (sold 10/2019)
29. Nasdaq Canada Inc.
30. Nasdaq Clearing AB
31. Nasdaq Copenhagen A/S
32. Nasdaq Corporate Solutions (India) Private Limited
33. Nasdaq Corporate Solutions International Limited
34. Nasdaq CSD Iceland hf.
35. Nasdaq CSD SE
36. Nasdaq CXC Limited
37. Nasdaq Exchange and Clearing Services AB
38. Nasdaq France SAS
39. Nasdaq Germany GmbH
40. Nasdaq Helsinki Ltd
41. Nasdaq Holding AB
42. Nasdaq Holding Denmark A/S
43. Nasdaq Holding Luxembourg Sárl
44. Nasdaq Iceland hf.
45. Nasdaq International Ltd
46. Nasdaq Korea Ltd.
47. Nasdaq Ltd
48. Nasdaq NLX Limited
49. Nasdaq Nordic Ltd
50. NASDAQ OMX Europe Ltd
51. Nasdaq Oslo ASA
52. Nasdaq Pty Ltd
53. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
54. Nasdaq Stockholm AB

55. Nasdaq Tallinn AS
56. Nasdaq Technology (Japan) Ltd
57. Nasdaq Technology AB
58. Nasdaq Technology Canada Inc.
59. Nasdaq Technology Energy Systems AS
60. Nasdaq Technology Italy Srl
61. Nasdaq Teknoloji Servisi Limited Sirketi
62. Nasdaq Treasury AB
63. Nasdaq Vilnius Services UAB
64. Nasdaq Wizer Solutions AB (established 12/2018)
65. Nasdaq Wizer Vilnius UAB (established 12/2018)
66. OMX Netherlands B.V.
67. OMX Netherlands Holding B.V.
68. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
69. OMX Treasury Euro Holding AB
70. PerTrac Financial Solutions Hong Kong Limited
71. Quandl, Inc.
72. RF Nordic Express AB (acquired 2/2020) (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
73. Scalia AB (divested 9/2019)
74. Shareholder.com B.V.
75. Simplitium Ltd
76. Simplitium Services Ltd (divested 2/2020)
77. SMARTS (Asia) Ltd
78. SMARTS Broker Compliance Pty Ltd
79. SMARTS Market Surveillance Pty Ltd
80. Sybenetix Limited
81. TopQ Software Limited
82. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of particular subsidiaries

Nasdaq MRX, LLC

FORM 1 – Amendment of June 29, 2020

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	150
Investments	35
Total Receivables - Net	126,351
Current Restricted Cash	-
Other Current Assets	245,552
Margin Deposits & Default Fund	-
Total Current Assets	**372,088**
Long Term Assets:	
Total Property and Equipment - Net	86,535
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	40,500
Total Long Term Assets	**1,050,598**
Total Assets	**1,422,686**
LIABILITIES	
Total AP and Accrued Expenses	19,040
SEC 31a Payable to the SEC	106,656
Accrued Personnel Costs	44,361
Deferred Revenue	26,822
Current Portion Capital Leases	-
Other Accrued Liabilities	56,675
Current Debt Obligations	-
Current Liabilities	**253,554**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	30,492
All Other Long Term Liabilities	3,668
Long Term Liabilities	**34,160**
Total Liabilities	**287,714**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	225,141
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,134,972**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,134,972**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,422,686**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	1,491,280
Corporate Services	221,298
Global Information Services	245,630
Market Technology Revenues	7,027
Other Revenues	30,333
Total Revenues	**1,995,568**
COST OF REVENUES	
Liquidity Rebates	**(906,404)**
Brokerage, Clearance and Exchange Fees	**(323,857)**
Total Cost of Revenues	**(1,230,261)**
Revenues less Cost of Revenues	**765,307**
Operating Expenses:	
Compensation and Benefits	139,609
Marketing and Advertising	15,226
Depr and Amortization	28,125
Professional and Contract Services	20,177
Computer Ops and Data Communication	64,022
Occupancy	9,918
Regulatory	8,994
General Administrative and Other	39,431
Merger Related Expenses Total	1,711
Total Operating Expenses	**327,214**
Operating Income	**438,094**
Total Interest Income	480
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	438,574
Income Tax Provisions	**0**
Net Income	**438,574**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**438,574**

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,718
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**6,718**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	(573)
Other Long Term Assets	-
Total Long Term Assets	**20,268**
Total Assets	**26,986**
LIABILITIES	
Total AP and Accrued Expenses	26,930
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	13
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**26,943**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**26,943**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	42
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**43**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,986**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	5
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**5**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5**
Operating Expenses:	
Compensation and Benefits	(0)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**4**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4
Income Tax Provisions	**5**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	8,153
Current Restricted Cash	-
Other Current Assets	50,717
Margin Deposits & Default Fund	-
Total Current Assets	**58,870**
Long Term Assets:	
Total Property and Equipment - Net	6,735
Goodwill	140,412
Other Intangibles	77,671
Non Current Deferred Taxes	4,903
Other Long Term Assets	597
Total Long Term Assets	**230,318**
Total Assets	**289,189**
LIABILITIES	
Total AP and Accrued Expenses	269
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	866
Deferred Revenue	13,785
Current Portion Capital Leases	-
Other Accrued Liabilities	1,914
Current Debt Obligations	-
Current Liabilities	**17,105**
Total Long Term Debt	-
Non Current Deferred Tax Liability	22,830
Non-current deferred revenue	1,419
All Other Long Term Liabilities	2,199
Long Term Liabilities	**26,446**
Total Liabilities	**43,551**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	49,123
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**245,638**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**245,638**
Total Liabilities Non Controlling Interest and Stockholders Equity	**289,189**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	35,060
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2
Total Revenues	**35,061**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**35,061**
Operating Expenses:	
Compensation and Benefits	6,524
Marketing and Advertising	0
Depr and Amortization	10,243
Professional and Contract Services	(371)
Computer Ops and Data Communication	1,640
Occupancy	949
Regulatory	0
General Administrative and Other	1,580
Merger Related Expenses Total	720
Total Operating Expenses	**21,285**
Operating Income	**13,777**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	13,777
Income Tax Provisions	**3,749**
Net Income	**10,028**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10,028**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	372
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**372**
Total Liabilities	**313**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,044)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,160**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,160**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(6)**
Net Income	**6**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**6**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,835
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,835**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	513
Non Current Deferred Taxes	(296)
Other Long Term Assets	-
Total Long Term Assets	**505**
Total Assets	**3,340**
LIABILITIES	
Total AP and Accrued Expenses	3,004
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**3,004**
Total Long Term Debt	-
Non Current Deferred Tax Liability	137
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**137**
Total Liabilities	**3,140**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	199
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**200**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**200**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,340**

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	40
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**41**
Operating Income	**(38)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(38)
Income Tax Provisions	**(13)**
Net Income	**(25)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(25)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	10
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**10**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**10**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(8)
Current Debt Obligations	-
Current Liabilities	**10**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**10**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**0**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

Notes: No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**6**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,745
Current Restricted Cash	-
Other Current Assets	78,340
Margin Deposits & Default Fund	-
Total Current Assets	**80,084**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	341
Non Current Deferred Taxes	44
Other Long Term Assets	-
Total Long Term Assets	**6,959**
Total Assets	**87,044**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6,090
Current Portion Capital Leases	-
Other Accrued Liabilities	192
Current Debt Obligations	-
Current Liabilities	**6,282**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,494
Non-current deferred revenue	31
All Other Long Term Liabilities	481
Long Term Liabilities	**2,006**
Total Liabilities	**8,288**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	74,174
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**78,755**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**78,755**
Total Liabilities Non Controlling Interest and Stockholders Equity	**87,044**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	18,760
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,760**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,760**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	46
Professional and Contract Services	0
Computer Ops and Data Communication	61
Occupancy	0
Regulatory	0
General Administrative and Other	209
Merger Related Expenses Total	0
Total Operating Expenses	**315**
Operating Income	**18,445**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,445
Income Tax Provisions	**5,079**
Net Income	**13,366**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**13,366**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	117
Total Receivables - Net	3,131
Current Restricted Cash	-
Other Current Assets	93,240
Margin Deposits & Default Fund	-
Total Current Assets	**96,489**
Long Term Assets:	
Total Property and Equipment - Net	1,242
Goodwill	82,417
Other Intangibles	127,304
Non Current Deferred Taxes	(145)
Other Long Term Assets	579
Total Long Term Assets	**211,397**
Total Assets	**307,886**
LIABILITIES	
Total AP and Accrued Expenses	461
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,601
Deferred Revenue	(367)
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,330)
Current Debt Obligations	-
Current Liabilities	**603**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(113)
Non-current deferred revenue	100
All Other Long Term Liabilities	1
Long Term Liabilities	**729**
Total Liabilities	**1,332**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	80,165
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**306,554**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**306,554**
Total Liabilities Non Controlling Interest and Stockholders Equity	**307,886**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	(6)
Corporate Services	0
Global Information Services	26,954
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**26,948**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**26,948**
Operating Expenses:	
Compensation and Benefits	5,267
Marketing and Advertising	295
Depr and Amortization	3,231
Professional and Contract Services	935
Computer Ops and Data Communication	2,000
Occupancy	380
Regulatory	0
General Administrative and Other	1,756
Merger Related Expenses Total	0
Total Operating Expenses	**13,863**
Operating Income	**13,085**
Total Interest Income	11
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	11
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	13,107
Income Tax Provisions	**1**
Net Income	**13,105**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**13,105**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current Restricted Cash	-
Other Current Assets	86
Margin Deposits & Default Fund	-
Total Current Assets	**4,251**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**4,251**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	87
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	99,904
Current Restricted Cash	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**99,909**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	28
Other Long Term Assets	431,644
Total Long Term Assets	**538,828**
Total Assets	**638,737**
LIABILITIES	
Total AP and Accrued Expenses	198,864
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(42)
Current Debt Obligations	-
Current Liabilities	**198,821**
Total Long Term Debt	-
Non Current Deferred Tax Liability	456
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**456**
Total Liabilities	**199,278**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	232
Total Retained Earnings	7,583
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**439,459**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**439,459**
Total Liabilities Non Controlling Interest and Stockholders Equity	**638,737**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,679
Total Revenues	**6,679**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,679**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1,799
Merger Related Expenses Total	0
Total Operating Expenses	**1,799**
Operating Income	**4,880**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,880
Income Tax Provisions	**308**
Net Income	**4,572**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4,572**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	431,644
Total Long Term Assets	**431,644**
Total Assets	**431,644**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**431,644**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,644**
Total Liabilities Non Controlling Interest and Stockholders Equity	**431,644**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	7,825
Investments	-
Total Receivables - Net	313,075
Current Restricted Cash	-
Other Current Assets	44,563
Margin Deposits & Default Fund	-
Total Current Assets	**365,463**
Long Term Assets:	
Total Property and Equipment - Net	11,196
Goodwill	63,150
Other Intangibles	247,291
Non Current Deferred Taxes	6,098
Other Long Term Assets	9,983
Total Long Term Assets	**337,717**
Total Assets	**703,180**
LIABILITIES	
Total AP and Accrued Expenses	159,964
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7,703
Deferred Revenue	62,151
Current Portion Capital Leases	-
Other Accrued Liabilities	447
Current Debt Obligations	-
Current Liabilities	**231,501**
Total Long Term Debt	-
Non Current Deferred Tax Liability	64,859
Non-current deferred revenue	1,173
All Other Long Term Liabilities	2,890
Long Term Liabilities	**83,983**
Total Liabilities	**315,484**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	114
Total Retained Earnings	9,533
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**387,697**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**387,697**
Total Liabilities Non Controlling Interest and Stockholders Equity	**703,180**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	90,897
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**90,897**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**90,897**
Operating Expenses:	
Compensation and Benefits	47,507
Marketing and Advertising	1,294
Depr and Amortization	20,893
Professional and Contract Services	4,865
Computer Ops and Data Communication	5,894
Occupancy	1,507
Regulatory	0
General Administrative and Other	4,269
Merger Related Expenses Total	0
Total Operating Expenses	**86,229**
Operating Income	**4,669**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,669
Income Tax Provisions	**5,105**
Net Income	**(437)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(437)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	26,923
Current Restricted Cash	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**31,823**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	19,250
Non Current Deferred Taxes	(867)
Other Long Term Assets	483,714
Total Long Term Assets	**740,175**
Total Assets	**771,998**
LIABILITIES	
Total AP and Accrued Expenses	2,381
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,381**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,224
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**5,224**
Total Liabilities	**7,605**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	(1,309)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**764,392**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**764,392**
Total Liabilities Non Controlling Interest and Stockholders Equity	**771,998**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	3,300
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**3,300**
Operating Income	**(3,300)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,300)
Income Tax Provisions	**(1,028)**
Net Income	**(2,272)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,272)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Total Current Assets	**20**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Total Long Term Assets	**(0)**
Total Assets	**20**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current Liabilities	**1**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**1**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	19
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	33,454
Investments	-
Total Receivables - Net	1,461
Current Restricted Cash	250
Other Current Assets	17,093
Margin Deposits & Default Fund	-
Total Current Assets	**52,257**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**52,257**
LIABILITIES	
Total AP and Accrued Expenses	189
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	715
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	987
Current Debt Obligations	-
Current Liabilities	**1,891**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	194
Long Term Liabilities	**194**
Total Liabilities	**2,084**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(682)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**50,173**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50,173**
Total Liabilities Non Controlling Interest and Stockholders Equity	**52,257**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	16,451
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,451**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(1,931)**
Total Cost of Revenues	**(1,931)**
Revenues less Cost of Revenues	**14,520**
Operating Expenses:	
Compensation and Benefits	2,573
Marketing and Advertising	15
Depr and Amortization	0
Professional and Contract Services	99
Computer Ops and Data Communication	561
Occupancy	301
Regulatory	93
General Administrative and Other	989
Merger Related Expenses Total	0
Total Operating Expenses	**4,631**
Operating Income	**9,889**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	9,889
Income Tax Provisions	**0**
Net Income	**9,889**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**9,889**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	10,533
Current Restricted Cash	-
Other Current Assets	7,622
Margin Deposits & Default Fund	-
Total Current Assets	**18,155**
Long Term Assets:	
Total Property and Equipment - Net	581
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**586**
Total Assets	**18,741**
LIABILITIES	
Total AP and Accrued Expenses	3,447
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**3,447**
Total Long Term Debt	-
Non Current Deferred Tax Liability	156
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**156**
Total Liabilities	**3,603**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	11,138
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**15,138**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,138**
Total Liabilities Non Controlling Interest and Stockholders Equity	**18,741**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	24,130
Corporate Services	0
Global Information Services	18,830
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**42,960**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**42,960**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	478
Professional and Contract Services	1,016
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	11,169
General Administrative and Other	1,688
Merger Related Expenses Total	0
Total Operating Expenses	**14,351**
Operating Income	**28,609**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	28,609
Income Tax Provisions	**7,895**
Net Income	**20,714**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**20,714**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,956
Current Restricted Cash	-
Other Current Assets	204,867
Margin Deposits & Default Fund	-
Total Current Assets	**207,823**
Long Term Assets:	
Total Property and Equipment - Net	698
Goodwill	585,835
Other Intangibles	40,694
Non Current Deferred Taxes	782
Other Long Term Assets	52,904
Total Long Term Assets	**680,913**
Total Assets	**888,736**
LIABILITIES	
Total AP and Accrued Expenses	188
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	305
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5,019
Current Debt Obligations	-
Current Liabilities	**5,981**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(128,953)
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**(128,792)**
Total Liabilities	**(122,812)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,480,689
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(469,114)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,011,548**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,011,548**
Total Liabilities Non Controlling Interest and Stockholders Equity	**888,736**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	(1,755)
Corporate Services	0
Global Information Services	13
Market Technology Revenues	13,723
Other Revenues	430
Total Revenues	**12,412**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**12,411**
Operating Expenses:	
Compensation and Benefits	1,181
Marketing and Advertising	0
Depr and Amortization	7,228
Professional and Contract Services	1,061
Computer Ops and Data Communication	4,241
Occupancy	583
Regulatory	0
General Administrative and Other	752
Merger Related Expenses Total	0
Total Operating Expenses	**15,046**
Operating Income	**(2,634)**
Total Interest Income	10
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,624)
Income Tax Provisions	**4,348**
Net Income	**(6,972)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(6,972)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,524
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,524**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(52)
Other Long Term Assets	-
Total Long Term Assets	**(52)**
Total Assets	**1,472**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**0**
Total Liabilities	**1,422**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**50**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,472**

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**(0)**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	269
Margin Deposits & Default Fund	-
Total Current Assets	**269**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**269**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	88
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**269**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(10)**
Operating Expenses:	
Compensation and Benefits	7
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(1)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**6**
Operating Income	**(16)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(16)
Income Tax Provisions	**(4)**
Net Income	**(12)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(12)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	0
Current Restricted Cash	-
Other Current Assets	53,874
Margin Deposits & Default Fund	-
Total Current Assets	**53,874**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Total Long Term Assets	**12,684**
Total Assets	**66,558**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**19**
Total Long Term Debt	-
Non Current Deferred Tax Liability	95
Non-current deferred revenue	-
All Other Long Term Liabilities	40
Long Term Liabilities	**136**
Total Liabilities	**154**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	52,750
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**66,404**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**66,404**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,558**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(3)
Merger Related Expenses Total	(47)
Total Operating Expenses	**(50)**
Operating Income	**50**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	50
Income Tax Provisions	**27**
Net Income	**22**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**22**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	617
Other Long Term Assets	88,784
Total Long Term Assets	**109,242**
Total Assets	**109,242**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6,085
Current Debt Obligations	-
Current Liabilities	**6,085**
Total Long Term Debt	-
Non Current Deferred Tax Liability	19,836
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**19,836**
Total Liabilities	**25,920**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,462)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**83,322**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**83,322**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,242**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1,620**
Net Income	**(1,620)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,620)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	33,238
Total Long Term Assets	**41,793**
Total Assets	**41,793**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,234
Current Debt Obligations	-
Current Liabilities	**3,234**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,426
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**7,426**
Total Liabilities	**10,660**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(2,104)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**31,133**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31,133**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,793**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**607**
Net Income	**(607)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(607)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(3,630)
Current Restricted Cash	-
Other Current Assets	(13,889)
Margin Deposits & Default Fund	-
Total Current Assets	**(17,519)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	581,635
Non Current Deferred Taxes	(455)
Other Long Term Assets	130,820
Total Long Term Assets	**1,261,456**
Total Assets	**1,243,937**
LIABILITIES	
Total AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,593)
Current Debt Obligations	-
Current Liabilities	**95,950**
Total Long Term Debt	-
Non Current Deferred Tax Liability	164,821
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**164,821**
Total Liabilities	**260,771**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	45,666
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**983,166**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**983,166**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,243,937**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	11,362
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11,362**
Operating Income	**(11,362)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(11,362)
Income Tax Provisions	**(5,930)**
Net Income	**(5,431)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,431)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5
Current Debt Obligations	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(5)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(5)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**0**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	331
Current Restricted Cash	-
Other Current Assets	4,668
Margin Deposits & Default Fund	-
Total Current Assets	**4,999**
Long Term Assets:	
Total Property and Equipment - Net	7,040
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	33
Other Long Term Assets	-
Total Long Term Assets	**7,073**
Total Assets	**12,072**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,628
Deferred Revenue	60
Current Portion Capital Leases	-
Other Accrued Liabilities	2,074
Current Debt Obligations	-
Current Liabilities	**3,778**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,061
Non-current deferred revenue	-
All Other Long Term Liabilities	25
Long Term Liabilities	**2,086**
Total Liabilities	**5,864**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,512
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	4,696
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,208**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,208**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,072**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	1,211
Corporate Services	0
Global Information Services	10,897
Market Technology Revenues	0
Other Revenues	297
Total Revenues	**12,405**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**12,405**
Operating Expenses:	
Compensation and Benefits	3,513
Marketing and Advertising	7
Depr and Amortization	1,196
Professional and Contract Services	1,283
Computer Ops and Data Communication	603
Occupancy	761
Regulatory	0
General Administrative and Other	827
Merger Related Expenses Total	0
Total Operating Expenses	**8,190**
Operating Income	**4,215**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,215
Income Tax Provisions	**970**
Net Income	**3,245**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,245**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,199
Margin Deposits & Default Fund	-
Total Current Assets	**1,199**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Total Long Term Assets	**27**
Total Assets	**1,226**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(16)
Current Debt Obligations	-
Current Liabilities	**(16)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(41)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(274)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,267**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,267**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,226**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	19
Total Revenues	**19**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**19**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	11
Professional and Contract Services	(1)
Computer Ops and Data Communication	11
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**27**
Operating Income	**(8)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(8)
Income Tax Provisions	**(8)**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	774
Current Restricted Cash	-
Other Current Assets	10
Margin Deposits & Default Fund	-
Total Current Assets	**796**
Long Term Assets:	
Total Property and Equipment - Net	185
Goodwill	31,048
Other Intangibles	49,067
Non Current Deferred Taxes	543
Other Long Term Assets	(2,741)
Total Long Term Assets	**78,101**
Total Assets	**78,897**
LIABILITIES	
Total AP and Accrued Expenses	382
SEC 31a Payable to the SEC	73
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	41,289
Current Debt Obligations	-
Current Liabilities	**41,744**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13,099
Non-current deferred revenue	-
All Other Long Term Liabilities	3,783
Long Term Liabilities	**16,883**
Total Liabilities	**58,626**
EQUITY	
Common Stock Total	8
Common Stock in Treasury Total	-
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(29,964)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**20,270**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20,270**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78,897**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	10,902
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**10,902**
COST OF REVENUES	
Liquidity Rebates	**(2,741)**
Brokerage, Clearance and Exchange Fees	**(355)**
Total Cost of Revenues	**(3,096)**
Revenues less Cost of Revenues	**7,806**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	381
Professional and Contract Services	45
Computer Ops and Data Communication	146
Occupancy	0
Regulatory	819
General Administrative and Other	3,730
Merger Related Expenses Total	0
Total Operating Expenses	**5,121**
Operating Income	**2,685**
Total Interest Income	24
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,708
Income Tax Provisions	**7,427**
Net Income	**(4,718)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,718)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	350
Investments	-
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**616**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**616**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	371
Current Debt Obligations	-
Current Liabilities	**371**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**371**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(427)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**245**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**245**
Total Liabilities Non Controlling Interest and Stockholders Equity	**616**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(0)**
Total Cost of Revenues	**(0)**
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	
Compensation and Benefits	146
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	10
Merger Related Expenses Total	0
Total Operating Expenses	**186**
Operating Income	**(187)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(187)
Income Tax Provisions	**0**
Net Income	**(187)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(187)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Total Long Term Assets	**75**
Total Assets	**75**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,736
Current Debt Obligations	-
Current Liabilities	**1,736**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**13**
Total Liabilities	**1,749**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,564)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,674)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,674)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**75**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(13)**
Net Income	**13**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**13**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14,733
Current Restricted Cash	-
Other Current Assets	58,856
Margin Deposits & Default Fund	-
Total Current Assets	**73,589**
Long Term Assets:	
Total Property and Equipment - Net	686
Goodwill	23,521
Other Intangibles	-
Non Current Deferred Taxes	(65)
Other Long Term Assets	18,253
Total Long Term Assets	**42,396**
Total Assets	**115,986**
LIABILITIES	
Total AP and Accrued Expenses	(86)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4
Deferred Revenue	6
Current Portion Capital Leases	-
Other Accrued Liabilities	9,606
Current Debt Obligations	-
Current Liabilities	**9,558**
Total Long Term Debt	-
Non Current Deferred Tax Liability	425
Non-current deferred revenue	-
All Other Long Term Liabilities	211
Long Term Liabilities	**643**
Total Liabilities	**10,202**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	56,646
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**105,784**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**105,784**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,986**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	238
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**238**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**238**
Operating Expenses:	
Compensation and Benefits	50
Marketing and Advertising	0
Depr and Amortization	542
Professional and Contract Services	0
Computer Ops and Data Communication	1
Occupancy	37
Regulatory	0
General Administrative and Other	(79)
Merger Related Expenses Total	140
Total Operating Expenses	**691**
Operating Income	**(453)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(453)
Income Tax Provisions	**511**
Net Income	**(964)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(964)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	180,726
Current Restricted Cash	-
Other Current Assets	7,393
Margin Deposits & Default Fund	-
Total Current Assets	**188,119**
Long Term Assets:	
Total Property and Equipment - Net	11,222
Goodwill	131,949
Other Intangibles	14,091
Non Current Deferred Taxes	1,559
Other Long Term Assets	208,398
Total Long Term Assets	**367,220**
Total Assets	**555,339**
LIABILITIES	
Total AP and Accrued Expenses	7,948
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	13,062
Deferred Revenue	11,931
Current Portion Capital Leases	-
Other Accrued Liabilities	107,059
Current Debt Obligations	-
Current Liabilities	**142,182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	-
All Other Long Term Liabilities	619
Long Term Liabilities	**26,663**
Total Liabilities	**168,844**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	449,368
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(62,874)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**386,495**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**386,495**
Total Liabilities Non Controlling Interest and Stockholders Equity	**555,339**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	5
Corporate Services	102,547
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,905
Total Revenues	**106,457**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**106,852**
Operating Expenses:	
Compensation and Benefits	50,133
Marketing and Advertising	658
Depr and Amortization	11,336
Professional and Contract Services	44,133
Computer Ops and Data Communication	4,038
Occupancy	5,638
Regulatory	0
General Administrative and Other	13,064
Merger Related Expenses Total	1,150
Total Operating Expenses	**130,150**
Operating Income	**(23,298)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(151)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(23,449)
Income Tax Provisions	**(6,392)**
Net Income	**(17,058)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(17,058)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	4,258
Investments	-
Total Receivables - Net	407
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**4,665**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Total Long Term Assets	**224**
Total Assets	**4,890**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	25
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5,710
Current Debt Obligations	-
Current Liabilities	**5,735**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,735**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(845)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(845)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(845)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,890**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	673
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**673**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**673**
Operating Expenses:	
Compensation and Benefits	161
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	590
Occupancy	43
Regulatory	0
General Administrative and Other	1,435
Merger Related Expenses Total	0
Total Operating Expenses	**2,229**
Operating Income	**(1,556)**
Total Interest Income	0
Total Interest Expense	(127)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,683)
Income Tax Provisions	**(433)**
Net Income	**(1,250)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,250)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	7,261
Investments	251
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	9,030
Margin Deposits & Default Fund	-
Total Current Assets	**16,792**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10
Total Long Term Assets	**5,579**
Total Assets	**22,371**
LIABILITIES	
Total AP and Accrued Expenses	1,452
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,452**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1,453**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,390)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**20,918**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20,918**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,371**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	26,727
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**26,727**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(24,011)**
Total Cost of Revenues	**(24,011)**
Revenues less Cost of Revenues	**2,716**
Operating Expenses:	
Compensation and Benefits	744
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	65
Computer Ops and Data Communication	19
Occupancy	29
Regulatory	0
General Administrative and Other	212
Merger Related Expenses Total	0
Total Operating Expenses	**1,069**
Operating Income	**1,647**
Total Interest Income	75
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,722
Income Tax Provisions	**0**
Net Income	**1,722**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,722**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(1,073)
Investments	-
Total Receivables - Net	534
Current Restricted Cash	2,041
Other Current Assets	7,361
Margin Deposits & Default Fund	-
Total Current Assets	**8,863**
Long Term Assets:	
Total Property and Equipment - Net	127
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Total Long Term Assets	**130**
Total Assets	**8,992**
LIABILITIES	
Total AP and Accrued Expenses	398
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	455
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	593
Current Debt Obligations	-
Current Liabilities	**1,446**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
All Other Long Term Liabilities	4
Long Term Liabilities	**(80)**
Total Liabilities	**1,366**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(32,767)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,626**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,626**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,992**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	5,955
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	34
Total Revenues	**5,988**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(1,956)**
Total Cost of Revenues	**(1,956)**
Revenues less Cost of Revenues	**4,032**
Operating Expenses:	
Compensation and Benefits	1,922
Marketing and Advertising	14
Depr and Amortization	225
Professional and Contract Services	908
Computer Ops and Data Communication	2,554
Occupancy	382
Regulatory	608
General Administrative and Other	2,186
Merger Related Expenses Total	95
Total Operating Expenses	**8,894**
Operating Income	**(4,862)**
Total Interest Income	127
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	5,420
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	685
Income Tax Provisions	**48**
Net Income	**637**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**637**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	16,335
Current Restricted Cash	-
Other Current Assets	58,902
Margin Deposits & Default Fund	-
Total Current Assets	**75,237**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,759
Total Long Term Assets	**3,759**
Total Assets	**78,996**
LIABILITIES	
Total AP and Accrued Expenses	4,734
SEC 31a Payable to the SEC	1,213
Accrued Personnel Costs	30
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	42,028
Current Debt Obligations	-
Current Liabilities	**48,006**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**48,006**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	17,955
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**30,990**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**30,990**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78,996**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	121,897
Corporate Services	0
Global Information Services	857
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**122,754**
COST OF REVENUES	
Liquidity Rebates	**(89,473)**
Brokerage, Clearance and Exchange Fees	**(3,722)**
Total Cost of Revenues	**(93,194)**
Revenues less Cost of Revenues	**29,560**
Operating Expenses:	
Compensation and Benefits	150
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	89
Occupancy	43
Regulatory	576
General Administrative and Other	4,068
Merger Related Expenses Total	0
Total Operating Expenses	**4,956**
Operating Income	**24,604**
Total Interest Income	24
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	24,628
Income Tax Provisions	**0**
Net Income	**24,628**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**24,628**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	364
Current Restricted Cash	-
Other Current Assets	84,161
Margin Deposits & Default Fund	-
Total Current Assets	**84,554**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	715
Other Long Term Assets	4,525,926
Total Long Term Assets	**4,526,642**
Total Assets	**4,611,196**
LIABILITIES	
Total AP and Accrued Expenses	637
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	204,840
Current Debt Obligations	-
Current Liabilities	**205,476**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	6,823
Long Term Liabilities	**6,824**
Total Liabilities	**212,300**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(438,451)
Total Retained Earnings	202,934
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,398,896**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,398,896**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,611,196**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(57)
Merger Related Expenses Total	0
Total Operating Expenses	**(57)**
Operating Income	**57**
Total Interest Income	12,509
Total Interest Expense	(2,524)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10,042
Income Tax Provisions	**19,741**
Net Income	**(9,699)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(9,699)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	116,755
Investments	57,179
Total Receivables - Net	66,352
Current Restricted Cash	-
Other Current Assets	676,345
Margin Deposits & Default Fund	-
Total Current Assets	**916,631**
Long Term Assets:	
Total Property and Equipment - Net	80,826
Goodwill	14,501
Other Intangibles	1,587
Non Current Deferred Taxes	19,766
Other Long Term Assets	10,209,183
Total Long Term Assets	**10,325,863**
Total Assets	**11,242,493**
LIABILITIES	
Total AP and Accrued Expenses	314,183
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	46,562
Deferred Revenue	3,008
Current Portion Capital Leases	-
Other Accrued Liabilities	1,652,806
Current Debt Obligations	390,735
Current Liabilities	**2,443,891**
Total Long Term Debt	2,996,166
Non Current Deferred Tax Liability	89,939
Non-current deferred revenue	-
All Other Long Term Liabilities	54,993
Long Term Liabilities	**3,350,826**
Total Liabilities	**5,794,717**
EQUITY	
Common Stock Total	1,719
Common Stock in Treasury Total	(335,746)
Additional Paid in Capital	2,552,542
Accumulated Other Comprehensive Income/(Loss)	(19,925)
Total Retained Earnings	3,249,185
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,447,776**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,447,776**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,242,493**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	(60)
Corporate Services	3,221
Global Information Services	153,562
Market Technology Revenues	0
Other Revenues	103,683
Total Revenues	**260,405**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**260,405**
Operating Expenses:	
Compensation and Benefits	198,750
Marketing and Advertising	15,738
Depr and Amortization	15,492
Professional and Contract Services	53,943
Computer Ops and Data Communication	24,374
Occupancy	31,827
Regulatory	0
General Administrative and Other	45,263
Merger Related Expenses Total	9,413
Total Operating Expenses	**394,800**
Operating Income	**(134,395)**
Total Interest Income	4,037
Total Interest Expense	(133,512)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(298)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(2,789)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(266,957)
Income Tax Provisions	**72,289**
Net Income	**(339,246)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(339,246)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	11,752
Total Long Term Assets	**11,752**
Total Assets	**11,752**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	11,752
Current Debt Obligations	-
Current Liabilities	**11,752**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**11,752**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,752**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(418)
Current Restricted Cash	-
Other Current Assets	26,212
Margin Deposits & Default Fund	-
Total Current Assets	**25,794**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	283
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**723**
Total Assets	**26,518**
LIABILITIES	
Total AP and Accrued Expenses	77
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(935)
Current Debt Obligations	-
Current Liabilities	**(857)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	53
Long Term Liabilities	**53**
Total Liabilities	**(805)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	26,322
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**27,322**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**27,322**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,518**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	72
Corporate Services	0
Global Information Services	73,983
Market Technology Revenues	0
Other Revenues	4
Total Revenues	**74,059**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**74,059**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	26
Professional and Contract Services	15
Computer Ops and Data Communication	179
Occupancy	0
Regulatory	0
General Administrative and Other	1,174
Merger Related Expenses Total	0
Total Operating Expenses	**1,394**
Operating Income	**72,665**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	72,665
Income Tax Provisions	**20,353**
Net Income	**52,312**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**52,312**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	28
Margin Deposits & Default Fund	-
Total Current Assets	**28**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(8)
Other Long Term Assets	-
Total Long Term Assets	**(8)**
Total Assets	**20**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	14
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,208
Current Debt Obligations	-
Current Liabilities	**2,222**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**2,221**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,843)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(2,201)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(2,201)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	162
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	8
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**177**
Operating Income	**(177)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(177)
Income Tax Provisions	**(50)**
Net Income	**(127)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(127)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	53,761
Current Restricted Cash	-
Other Current Assets	223,468
Margin Deposits & Default Fund	-
Total Current Assets	**277,230**
Long Term Assets:	
Total Property and Equipment - Net	5,538
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	79,087
Total Long Term Assets	**84,625**
Total Assets	**361,855**
LIABILITIES	
Total AP and Accrued Expenses	32,606
SEC 31a Payable to the SEC	3,587
Accrued Personnel Costs	1,499
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	154,952
Current Debt Obligations	-
Current Liabilities	**192,643**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**192,657**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	68,949
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**169,197**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**169,197**
Total Liabilities Non Controlling Interest and Stockholders Equity	**361,855**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	213,364
Corporate Services	0
Global Information Services	11,380
Market Technology Revenues	0
Other Revenues	786
Total Revenues	**225,530**
COST OF REVENUES	
Liquidity Rebates	**(107,710)**
Brokerage, Clearance and Exchange Fees	**(12,471)**
Total Cost of Revenues	**(120,180)**
Revenues less Cost of Revenues	**105,350**
Operating Expenses:	
Compensation and Benefits	5,189
Marketing and Advertising	152
Depr and Amortization	1,952
Professional and Contract Services	3,086
Computer Ops and Data Communication	1,727
Occupancy	1,464
Regulatory	1,102
General Administrative and Other	6,092
Merger Related Expenses Total	(816)
Total Operating Expenses	**19,948**
Operating Income	**85,401**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	5
Income from Unconsolidated Investees - net	41,789
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	127,196
Income Tax Provisions	**0**
Net Income	**127,196**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**127,196**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	2,124
Margin Deposits & Default Fund	-
Total Current Assets	**2,124**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(75)
Other Long Term Assets	-
Total Long Term Assets	**17,261**
Total Assets	**19,385**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,636
Non-current deferred revenue	-
All Other Long Term Liabilities	42
Long Term Liabilities	**1,678**
Total Liabilities	**1,678**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(7,005)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,708**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,708**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,385**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(61)**
Net Income	**61**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**61**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	10
Total Receivables - Net	5,139
Current Restricted Cash	-
Other Current Assets	127,073
Margin Deposits & Default Fund	-
Total Current Assets	**132,222**
Long Term Assets:	
Total Property and Equipment - Net	156
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,941
Other Long Term Assets	1,685
Total Long Term Assets	**3,782**
Total Assets	**136,003**
LIABILITIES	
Total AP and Accrued Expenses	192
SEC 31a Payable to the SEC	7,328
Accrued Personnel Costs	-
Deferred Revenue	264
Current Portion Capital Leases	-
Other Accrued Liabilities	2,197
Current Debt Obligations	-
Current Liabilities	**9,981**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(105)
Non-current deferred revenue	-
All Other Long Term Liabilities	5,027
Long Term Liabilities	**4,922**
Total Liabilities	**14,903**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	136,400
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**121,100**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**121,100**
Total Liabilities Non Controlling Interest and Stockholders Equity	**136,003**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	104,694
Corporate Services	0
Global Information Services	19,246
Market Technology Revenues	0
Other Revenues	23
Total Revenues	**123,963**
COST OF REVENUES	
Liquidity Rebates	**(51,846)**
Brokerage, Clearance and Exchange Fees	**(27,227)**
Total Cost of Revenues	**(79,073)**
Revenues less Cost of Revenues	**44,890**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	169
Professional and Contract Services	0
Computer Ops and Data Communication	236
Occupancy	0
Regulatory	450
General Administrative and Other	8,159
Merger Related Expenses Total	0
Total Operating Expenses	**9,015**
Operating Income	**35,875**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	35,875
Income Tax Provisions	**3,794**
Net Income	**32,080**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**32,080**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	11
Total Receivables - Net	26,998
Current Restricted Cash	-
Other Current Assets	20,653
Margin Deposits & Default Fund	-
Total Current Assets	**47,673**
Long Term Assets:	
Total Property and Equipment - Net	34,958
Goodwill	503,610
Other Intangibles	264,800
Non Current Deferred Taxes	6,695
Other Long Term Assets	95,998
Total Long Term Assets	**906,061**
Total Assets	**953,734**
LIABILITIES	
Total AP and Accrued Expenses	2,031
SEC 31a Payable to the SEC	12,760
Accrued Personnel Costs	3,948
Deferred Revenue	93
Current Portion Capital Leases	-
Other Accrued Liabilities	29,528
Current Debt Obligations	-
Current Liabilities	**50,870**
Total Long Term Debt	-
Non Current Deferred Tax Liability	90,202
Non-current deferred revenue	-
All Other Long Term Liabilities	20,317
Long Term Liabilities	**145,428**
Total Liabilities	**196,298**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(6,376)
Total Retained Earnings	690,353
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**757,436**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**757,436**
Total Liabilities Non Controlling Interest and Stockholders Equity	**953,734**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	298,978
Corporate Services	0
Global Information Services	18,769
Market Technology Revenues	0
Other Revenues	4,283
Total Revenues	**322,030**
COST OF REVENUES	
Liquidity Rebates	**(139,889)**
Brokerage, Clearance and Exchange Fees	**(40,840)**
Total Cost of Revenues	**(180,730)**
Revenues less Cost of Revenues	**141,300**
Operating Expenses:	
Compensation and Benefits	13,023
Marketing and Advertising	229
Depr and Amortization	10,928
Professional and Contract Services	1,360
Computer Ops and Data Communication	2,178
Occupancy	1,608
Regulatory	2,963
General Administrative and Other	12,661
Merger Related Expenses Total	0
Total Operating Expenses	**44,950**
Operating Income	**96,351**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	41,789
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	138,140
Income Tax Provisions	**31,254**
Net Income	**106,886**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**106,886**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	41,986
Margin Deposits & Default Fund	-
Total Current Assets	**41,986**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	4,023
Total Long Term Assets	**3,328**
Total Assets	**45,314**
LIABILITIES	
Total AP and Accrued Expenses	2,921
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4,068)
Current Debt Obligations	-
Current Liabilities	**(1,147)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**(1,147)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	26,461
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**46,461**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**46,461**
Total Liabilities Non Controlling Interest and Stockholders Equity	**45,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	105,992
Corporate Services	0
Global Information Services	(1)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**105,991**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**105,991**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	148
Computer Ops and Data Communication	581
Occupancy	25,116
Regulatory	0
General Administrative and Other	4,603
Merger Related Expenses Total	0
Total Operating Expenses	**30,449**
Operating Income	**75,542**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	75,542
Income Tax Provisions	**20,585**
Net Income	**54,958**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**54,958**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Total Long Term Assets	**23,321**
Total Assets	**34,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	334
Investments	-
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	136
Margin Deposits & Default Fund	-
Total Current Assets	**719**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**719**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,050
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(331)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**719**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**719**
Total Liabilities Non Controlling Interest and Stockholders Equity	**719**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	23
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**23**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**23**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	92
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	28
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**126**
Operating Income	**(102)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(102)
Income Tax Provisions	**0**
Net Income	**(102)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(102)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, Inc
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	5,019
Current Restricted Cash	-
Other Current Assets	1,950
Margin Deposits & Default Fund	-
Total Current Assets	**6,969**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**6,969**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	317
Current Portion Capital Leases	-
Other Accrued Liabilities	635
Current Debt Obligations	-
Current Liabilities	**951**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**951**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	6,017
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,017**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,017**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,969**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	4,702
Other Revenues	0
Total Revenues	**4,702**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,702**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**4,702**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,702
Income Tax Provisions	**1,279**
Net Income	**3,423**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,423**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	319
Current Restricted Cash	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**323**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,738
Non Current Deferred Taxes	0
Other Long Term Assets	-
Total Long Term Assets	**4,002**
Total Assets	**4,325**
LIABILITIES	
Total AP and Accrued Expenses	128
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	0
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**128**
Total Long Term Debt	-
Non Current Deferred Tax Liability	856
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**856**
Total Liabilities	**984**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	28
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,341**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,341**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,325**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	213
Professional and Contract Services	0
Computer Ops and Data Communication	6
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**220**
Operating Income	**(220)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(220)
Income Tax Provisions	**(61)**
Net Income	**(159)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(159)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	230
Margin Deposits & Default Fund	-
Total Current Assets	**230**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Total Long Term Assets	**(0)**
Total Assets	**230**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2)
Current Debt Obligations	-
Current Liabilities	**(2)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(244)
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(244)**
Total Liabilities	**(246)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,145)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**477**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**477**
Total Liabilities Non Controlling Interest and Stockholders Equity	**230**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	486
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	11
Merger Related Expenses Total	0
Total Operating Expenses	**497**
Operating Income	**(497)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(497)
Income Tax Provisions	**(72)**
Net Income	**(425)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(425)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	485
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**485**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**9,140**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,528)
Current Debt Obligations	-
Current Liabilities	**(2,509)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	483
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**483**
Total Liabilities	**(2,026)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,808
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,167**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,167**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,140**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**(118)**
Net Income	**118**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**118**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	5,770
Investments	-
Total Receivables - Net	450
Current Restricted Cash	468
Other Current Assets	56
Margin Deposits & Default Fund	-
Total Current Assets	**6,745**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**198**
Total Assets	**6,942**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	127
Current Portion Capital Leases	-
Other Accrued Liabilities	2,014
Current Debt Obligations	-
Current Liabilities	**2,140**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,140**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	4,302
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,802**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,802**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,942**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	5,450
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**5,450**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,450**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1,325
Computer Ops and Data Communication	32
Occupancy	0
Regulatory	38
General Administrative and Other	80
Merger Related Expenses Total	0
Total Operating Expenses	**1,475**
Operating Income	**3,974**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,974
Income Tax Provisions	**0**
Net Income	**3,974**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,974**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis Inc.
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	452
Investments	-
Total Receivables - Net	34,397
Current Restricted Cash	-
Other Current Assets	14,559
Margin Deposits & Default Fund	-
Total Current Assets	**49,409**
Long Term Assets:	
Total Property and Equipment - Net	7
Goodwill	3,798
Other Intangibles	29,859
Non Current Deferred Taxes	9
Other Long Term Assets	2,329
Total Long Term Assets	**36,002**
Total Assets	**85,411**
LIABILITIES	
Total AP and Accrued Expenses	15,765
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	1,463
Current Portion Capital Leases	-
Other Accrued Liabilities	7
Current Debt Obligations	-
Current Liabilities	**17,589**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	3
All Other Long Term Liabilities	-
Long Term Liabilities	**10,763**
Total Liabilities	**28,352**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	257
Total Retained Earnings	4,732
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**57,059**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**57,059**
Total Liabilities Non Controlling Interest and Stockholders Equity	**85,411**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3,526
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,526**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,526**
Operating Expenses:	
Compensation and Benefits	(0)
Marketing and Advertising	0
Depr and Amortization	2,333
Professional and Contract Services	0
Computer Ops and Data Communication	40
Occupancy	414
Regulatory	0
General Administrative and Other	189
Merger Related Expenses Total	0
Total Operating Expenses	**2,976**
Operating Income	**550**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	550
Income Tax Provisions	**42**
Net Income	**507**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**507**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(15)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(15)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	(21)
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**(21)**
Operating Income	**21**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	21
Income Tax Provisions	**6**
Net Income	**15**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**15**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	246
Investments	-
Total Receivables - Net	876
Current Restricted Cash	-
Other Current Assets	41
Margin Deposits & Default Fund	-
Total Current Assets	**1,163**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	9,787
Other Intangibles	2,410
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**12,196**
Total Assets	**13,360**
LIABILITIES	
Total AP and Accrued Expenses	86
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3
Deferred Revenue	942
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,032**
Total Long Term Debt	-
Non Current Deferred Tax Liability	678
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**678**
Total Liabilities	**1,710**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,752
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(102)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,650**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,650**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,360**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	658
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**658**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**658**
Operating Expenses:	
Compensation and Benefits	369
Marketing and Advertising	100
Depr and Amortization	90
Professional and Contract Services	6
Computer Ops and Data Communication	105
Occupancy	22
Regulatory	0
General Administrative and Other	52
Merger Related Expenses Total	55
Total Operating Expenses	**799**
Operating Income	**(141)**
Total Interest Income	1
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(141)
Income Tax Provisions	**(38)**
Net Income	**(102)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(102)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	602
Investments	-
Total Receivables - Net	9
Current Restricted Cash	-
Other Current Assets	114
Margin Deposits & Default Fund	-
Total Current Assets	**724**
Long Term Assets:	
Total Property and Equipment - Net	2,664
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	40
Other Long Term Assets	9,408
Total Long Term Assets	**12,112**
Total Assets	**12,836**
LIABILITIES	
Total AP and Accrued Expenses	270
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,011
Deferred Revenue	9
Current Portion Capital Leases	-
Other Accrued Liabilities	31,795
Current Debt Obligations	-
Current Liabilities	**34,085**
Total Long Term Debt	-
Non Current Deferred Tax Liability	564
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**564**
Total Liabilities	**34,649**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(44,562)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(21,813)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(21,813)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,836**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	442
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,328
Total Revenues	**1,770**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,770**
Operating Expenses:	
Compensation and Benefits	5,069
Marketing and Advertising	186
Depr and Amortization	330
Professional and Contract Services	377
Computer Ops and Data Communication	334
Occupancy	465
Regulatory	0
General Administrative and Other	2,122
Merger Related Expenses Total	0
Total Operating Expenses	**8,883**
Operating Income	**(7,113)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(7,113)
Income Tax Provisions	**5**
Net Income	**(7,118)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(7,118)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	72
Margin Deposits & Default Fund	-
Total Current Assets	**72**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**72**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(677)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**62**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**62**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	226
Investments	-
Total Receivables - Net	77,812
Current Restricted Cash	-
Other Current Assets	266,615
Margin Deposits & Default Fund	-
Total Current Assets	**344,653**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Total Long Term Assets	**937,459**
Total Assets	**1,282,112**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	203,471
Current Debt Obligations	-
Current Liabilities	**202,773**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**202,780**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	9,443
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,079,332**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,079,332**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,282,112**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	443
Total Revenues	**443**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**443**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**443**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	443
Income Tax Provisions	**146**
Net Income	**297**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**297**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	700
Investments	-
Total Receivables - Net	76
Current Restricted Cash	839
Other Current Assets	468
Margin Deposits & Default Fund	-
Total Current Assets	**2,083**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	(0)
Total Long Term Assets	**24**
Total Assets	**2,107**
LIABILITIES	
Total AP and Accrued Expenses	33
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	79
Deferred Revenue	23
Current Portion Capital Leases	-
Other Accrued Liabilities	13
Current Debt Obligations	-
Current Liabilities	**148**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	47
All Other Long Term Liabilities	-
Long Term Liabilities	**47**
Total Liabilities	**196**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(878)
Total Retained Earnings	(824)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,951**
Non Controlling Interest	(40)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,911**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,107**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	342
Corporate Services	469
Global Information Services	75
Market Technology Revenues	0
Other Revenues	545
Total Revenues	**1,431**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,431**
Operating Expenses:	
Compensation and Benefits	361
Marketing and Advertising	34
Depr and Amortization	0
Professional and Contract Services	115
Computer Ops and Data Communication	114
Occupancy	46
Regulatory	22
General Administrative and Other	84
Merger Related Expenses Total	0
Total Operating Expenses	**776**
Operating Income	**655**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	655
Income Tax Provisions	**99**
Net Income	**556**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**556**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	160
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(29)
Margin Deposits & Default Fund	-
Total Current Assets	**131**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**81**
Total Assets	**213**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(12)
Current Debt Obligations	-
Current Liabilities	**(10)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(10)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42
Accumulated Other Comprehensive Income/(Loss)	62
Total Retained Earnings	118
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**222**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**222**
Total Liabilities Non Controlling Interest and Stockholders Equity	**213**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	15
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**15**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	6
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**8**
Operating Income	**7**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7
Income Tax Provisions	**0**
Net Income	**7**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**7**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus AS
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	870
Investments	-
Total Receivables - Net	254
Current Restricted Cash	-
Other Current Assets	(996)
Margin Deposits & Default Fund	-
Total Current Assets	**128**
Long Term Assets:	
Total Property and Equipment - Net	765
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115
Total Long Term Assets	**880**
Total Assets	**1,008**
LIABILITIES	
Total AP and Accrued Expenses	56
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	70
Deferred Revenue	5
Current Portion Capital Leases	-
Other Accrued Liabilities	13
Current Debt Obligations	-
Current Liabilities	**172**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**89**
Total Liabilities	**261**
EQUITY	
Common Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	(30)
Total Retained Earnings	134
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**747**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**747**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,008**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus AS
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	1,277
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	24
Total Revenues	**1,301**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,301**
Operating Expenses:	
Compensation and Benefits	307
Marketing and Advertising	0
Depr and Amortization	106
Professional and Contract Services	132
Computer Ops and Data Communication	464
Occupancy	51
Regulatory	8
General Administrative and Other	74
Merger Related Expenses Total	0
Total Operating Expenses	**1,142**
Operating Income	**159**
Total Interest Income	0
Total Interest Expense	(7)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	152
Income Tax Provisions	**0**
Net Income	**152**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**152**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	25
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	218
Margin Deposits & Default Fund	-
Total Current Assets	**243**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**243**
LIABILITIES	
Total AP and Accrued Expenses	24
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2)
Current Debt Obligations	-
Current Liabilities	**22**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**22**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28
Accumulated Other Comprehensive Income/(Loss)	(14)
Total Retained Earnings	207
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**243**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	24
Total Revenues	**24**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**24**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	21
Computer Ops and Data Communication	0
Occupancy	(0)
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**21**
Operating Income	**2**
Total Interest Income	1
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4
Income Tax Provisions	**0**
Net Income	**4**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinetics AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	641
Current Restricted Cash	-
Other Current Assets	0
Margin Deposits & Default Fund	-
Total Current Assets	**641**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**641**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	645
Accumulated Other Comprehensive Income/(Loss)	(5)
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**641**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**641**
Total Liabilities Non Controlling Interest and Stockholders Equity	**641**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinetics AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	584
Investments	-
Total Receivables - Net	4,238
Current Restricted Cash	-
Other Current Assets	(1,593)
Margin Deposits & Default Fund	-
Total Current Assets	**3,229**
Long Term Assets:	
Total Property and Equipment - Net	23
Goodwill	657
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**680**
Total Assets	**3,909**
LIABILITIES	
Total AP and Accrued Expenses	1,474
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,911
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(414)
Current Debt Obligations	-
Current Liabilities	**3,972**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,972**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(40)
Total Retained Earnings	(22)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(62)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(62)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,909**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	14,900
Total Revenues	**14,900**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**14,900**
Operating Expenses:	
Compensation and Benefits	10,902
Marketing and Advertising	14
Depr and Amortization	0
Professional and Contract Services	219
Computer Ops and Data Communication	245
Occupancy	376
Regulatory	0
General Administrative and Other	111
Merger Related Expenses Total	2,283
Total Operating Expenses	**14,150**
Operating Income	**750**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(742)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	8
Income Tax Provisions	**30**
Net Income	**(22)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(22)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	7,021
Investments	-
Total Receivables - Net	16,713
Current Restricted Cash	-
Other Current Assets	43,448
Margin Deposits & Default Fund	-
Total Current Assets	**67,181**
Long Term Assets:	
Total Property and Equipment - Net	280
Goodwill	76,644
Other Intangibles	62,307
Non Current Deferred Taxes	1,963
Other Long Term Assets	66,921
Total Long Term Assets	**208,114**
Total Assets	**275,295**
LIABILITIES	
Total AP and Accrued Expenses	25,408
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	436
Deferred Revenue	12,645
Current Portion Capital Leases	-
Other Accrued Liabilities	2,081
Current Debt Obligations	-
Current Liabilities	**41,889**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,175
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**19,687**
Total Liabilities	**61,576**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	220,020
Accumulated Other Comprehensive Income/(Loss)	(6,070)
Total Retained Earnings	(230)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**213,720**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**213,720**
Total Liabilities Non Controlling Interest and Stockholders Equity	**275,295**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	49,148
Other Revenues	2,149
Total Revenues	**51,297**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3)**
Total Cost of Revenues	**(3)**
Revenues less Cost of Revenues	**51,294**
Operating Expenses:	
Compensation and Benefits	1,484
Marketing and Advertising	68
Depr and Amortization	6,285
Professional and Contract Services	1,637
Computer Ops and Data Communication	21,395
Occupancy	1,184
Regulatory	0
General Administrative and Other	(35)
Merger Related Expenses Total	5,352
Total Operating Expenses	**37,370**
Operating Income	**13,924**
Total Interest Income	(1)
Total Interest Expense	364
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(11,929)
Income from Unconsolidated Investees - net	(197)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(5)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,156
Income Tax Provisions	**2,386**
Net Income	**(230)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(230)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology North AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	303
Investments	-
Total Receivables - Net	2,047
Current Restricted Cash	-
Other Current Assets	367
Margin Deposits & Default Fund	-
Total Current Assets	**2,716**
Long Term Assets:	
Total Property and Equipment - Net	85
Goodwill	4,377
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	959
Total Long Term Assets	**5,421**
Total Assets	**8,138**
LIABILITIES	
Total AP and Accrued Expenses	430
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,355
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(94)
Current Debt Obligations	-
Current Liabilities	**1,977**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**672**
Total Liabilities	**2,649**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,644
Accumulated Other Comprehensive Income/(Loss)	(64)
Total Retained Earnings	(91)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,489**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,489**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology North AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,378
Total Revenues	**6,378**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,378**
Operating Expenses:	
Compensation and Benefits	4,740
Marketing and Advertising	15
Depr and Amortization	43
Professional and Contract Services	276
Computer Ops and Data Communication	245
Occupancy	461
Regulatory	0
General Administrative and Other	171
Merger Related Expenses Total	182
Total Operating Expenses	**6,134**
Operating Income	**245**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(318)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(74)
Income Tax Provisions	**17**
Net Income	**(91)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(91)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	89,175
Accumulated Other Comprehensive Income/(Loss)	44
Total Retained Earnings	25,805
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**115,024**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,024**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	17,588
Investments	-
Total Receivables - Net	12,695
Current Restricted Cash	-
Other Current Assets	1,864
Margin Deposits & Default Fund	-
Total Current Assets	**32,147**
Long Term Assets:	
Total Property and Equipment - Net	34
Goodwill	8,017
Other Intangibles	39,596
Non Current Deferred Taxes	-
Other Long Term Assets	53
Total Long Term Assets	**47,700**
Total Assets	**79,847**
LIABILITIES	
Total AP and Accrued Expenses	26,711
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	489
Deferred Revenue	10,677
Current Portion Capital Leases	-
Other Accrued Liabilities	(193)
Current Debt Obligations	-
Current Liabilities	**37,722**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,752
Non-current deferred revenue	143
All Other Long Term Liabilities	-
Long Term Liabilities	**6,913**
Total Liabilities	**44,636**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	(139)
Total Retained Earnings	(8,575)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**35,211**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**35,211**
Total Liabilities Non Controlling Interest and Stockholders Equity	**79,847**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	14,574
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**14,574**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**14,574**
Operating Expenses:	
Compensation and Benefits	5,943
Marketing and Advertising	479
Depr and Amortization	3,009
Professional and Contract Services	250
Computer Ops and Data Communication	24
Occupancy	607
Regulatory	0
General Administrative and Other	6,605
Merger Related Expenses Total	0
Total Operating Expenses	**16,917**
Operating Income	**(2,343)**
Total Interest Income	64
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,279)
Income Tax Provisions	**(526)**
Net Income	**(1,753)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,753)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	3,543
Investments	-
Total Receivables - Net	4,450
Current Restricted Cash	-
Other Current Assets	93
Margin Deposits & Default Fund	-
Total Current Assets	**8,086**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,454
Other Intangibles	4,145
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**5,599**
Total Assets	**13,685**
LIABILITIES	
Total AP and Accrued Expenses	6,681
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	36
Deferred Revenue	1,283
Current Portion Capital Leases	-
Other Accrued Liabilities	72
Current Debt Obligations	-
Current Liabilities	**8,072**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,244
Non-current deferred revenue	58
All Other Long Term Liabilities	-
Long Term Liabilities	**1,302**
Total Liabilities	**9,374**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	(1,292)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,311**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,311**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,685**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	1,360
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,360**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,360**
Operating Expenses:	
Compensation and Benefits	458
Marketing and Advertising	4
Depr and Amortization	320
Professional and Contract Services	48
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	790
Merger Related Expenses Total	0
Total Operating Expenses	**1,620**
Operating Income	**(260)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(260)
Income Tax Provisions	**(91)**
Net Income	**(170)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(170)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	10,215
Current Restricted Cash	-
Other Current Assets	250
Margin Deposits & Default Fund	-
Total Current Assets	**10,465**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,402
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,402**
Total Assets	**11,867**
LIABILITIES	
Total AP and Accrued Expenses	10,114
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	98
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current Liabilities	**10,212**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**10,212**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(16)
Total Retained Earnings	1,670
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,655**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,655**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,867**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,789
Total Revenues	**1,789**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,789**
Operating Expenses:	
Compensation and Benefits	989
Marketing and Advertising	105
Depr and Amortization	0
Professional and Contract Services	180
Computer Ops and Data Communication	3
Occupancy	0
Regulatory	0
General Administrative and Other	363
Merger Related Expenses Total	0
Total Operating Expenses	**1,640**
Operating Income	**149**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	149
Income Tax Provisions	**77**
Net Income	**72**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**72**

Nasdaq, Inc.
Unconsolidated Balance Sheet -HXSquare
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned (28.57% owned, directly or indirectly, by Nasdaq, Inc)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	187
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(864)
Margin Deposits & Default Fund	-
Total Current Assets	**(677)**
Long Term Assets:	
Total Property and Equipment - Net	538
Goodwill	1,828
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,366**
Total Assets	**1,690**
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	81
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(5)
Current Debt Obligations	-
Current Liabilities	**106**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	185
Long Term Liabilities	**185**
Total Liabilities	**290**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(208)
Total Retained Earnings	(1,136)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,399**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,399**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,690**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,003
Total Revenues	**1,003**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,003**
Operating Expenses:	
Compensation and Benefits	441
Marketing and Advertising	0
Depr and Amortization	118
Professional and Contract Services	294
Computer Ops and Data Communication	4
Occupancy	63
Regulatory	0
General Administrative and Other	35
Merger Related Expenses Total	0
Total Operating Expenses	**954**
Operating Income	**49**
Total Interest Income	0
Total Interest Expense	(20)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	29
Income Tax Provisions	**0**
Net Income	**29**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**14**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**14**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14**

Nasdaq, Inc.
Unconsolidated Statement of Income -Irisium AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium Ltd
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned (40% owned, directly or indirectly, by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	714
Investments	-
Total Receivables - Net	156
Current Restricted Cash	-
Other Current Assets	28
Margin Deposits & Default Fund	-
Total Current Assets	**897**
Long Term Assets:	
Total Property and Equipment - Net	163
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	0
Total Long Term Assets	**163**
Total Assets	**1,060**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	120
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**120**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**120**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	265
Total Retained Earnings	488
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**940**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**940**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,060**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,907
Total Revenues	**1,907**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,907**
Operating Expenses:	
Compensation and Benefits	880
Marketing and Advertising	0
Depr and Amortization	115
Professional and Contract Services	316
Computer Ops and Data Communication	1
Occupancy	73
Regulatory	0
General Administrative and Other	76
Merger Related Expenses Total	0
Total Operating Expenses	**1,462**
Operating Income	**445**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	445
Income Tax Provisions	**28**
Net Income	**417**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**417**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	4,423
Investments	-
Total Receivables - Net	2,533
Current Restricted Cash	-
Other Current Assets	(4,914)
Margin Deposits & Default Fund	-
Total Current Assets	**2,041**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**2,041**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(1)
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(1)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	136
Total Retained Earnings	383
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,042**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,042**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,041**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	2,665
Other Revenues	0
Total Revenues	**2,665**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,665**
Operating Expenses:	
Compensation and Benefits	24
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1,991
Computer Ops and Data Communication	0
Occupancy	4
Regulatory	0
General Administrative and Other	(93)
Merger Related Expenses Total	0
Total Operating Expenses	**1,925**
Operating Income	**740**
Total Interest Income	0
Total Interest Expense	(29)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	711
Income Tax Provisions	**229**
Net Income	**482**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**482**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	68
Total Revenues	**68**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**68**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(20)
Merger Related Expenses Total	0
Total Operating Expenses	**(19)**
Operating Income	**87**
Total Interest Income	1
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(97)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(10)
Income Tax Provisions	**4**
Net Income	**(13)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(13)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	528
Investments	-
Total Receivables - Net	18,018
Current Restricted Cash	-
Other Current Assets	154
Margin Deposits & Default Fund	-
Total Current Assets	**18,699**
Long Term Assets:	
Total Property and Equipment - Net	602
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	507
Total Long Term Assets	**1,109**
Total Assets	**19,808**
LIABILITIES	
Total AP and Accrued Expenses	106
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	526
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(49)
Current Debt Obligations	-
Current Liabilities	**732**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**370**
Total Liabilities	**1,102**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	9,949
Accumulated Other Comprehensive Income/(Loss)	(40)
Total Retained Earnings	8,798
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,706**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,706**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,808**

Nasdaq, Inc.
Unconsolidated Statement of Income -Minium Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	357
Other Revenues	429
Total Revenues	**786**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**786**
Operating Expenses:	
Compensation and Benefits	1,789
Marketing and Advertising	1
Depr and Amortization	144
Professional and Contract Services	604
Computer Ops and Data Communication	1,677
Occupancy	210
Regulatory	0
General Administrative and Other	30
Merger Related Expenses Total	144
Total Operating Expenses	**4,600**
Operating Income	**(3,814)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	12,619
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	8,805
Income Tax Provisions	**7**
Net Income	**8,798**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**8,798**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	101
Investments	-
Total Receivables - Net	74
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**174**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,464
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,464**
Total Assets	**1,638**
LIABILITIES	
Total AP and Accrued Expenses	1,407
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(45)
Current Debt Obligations	-
Current Liabilities	**1,362**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,362**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	72
Total Retained Earnings	203
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**276**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**276**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,638**

Nasdaq, Inc.
Unconsolidated Statement of Income -Minium Financial Technology Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,204
Total Revenues	**1,204**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,204**
Operating Expenses:	
Compensation and Benefits	641
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	215
Computer Ops and Data Communication	44
Occupancy	80
Regulatory	0
General Administrative and Other	19
Merger Related Expenses Total	2
Total Operating Expenses	**1,000**
Operating Income	**203**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	203
Income Tax Provisions	**0**
Net Income	**203**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**203**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	4,376
Investments	-
Total Receivables - Net	507
Current Restricted Cash	-
Other Current Assets	(2,982)
Margin Deposits & Default Fund	-
Total Current Assets	**1,900**
Long Term Assets:	
Total Property and Equipment - Net	65
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	621
Total Long Term Assets	**686**
Total Assets	**2,586**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	703
Deferred Revenue	5
Current Portion Capital Leases	-
Other Accrued Liabilities	221
Current Debt Obligations	-
Current Liabilities	**1,182**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**383**
Total Liabilities	**1,565**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	4
Total Retained Earnings	4
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,021**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,021**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,586**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,161
Other Revenues	700
Total Revenues	**8,861**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,861**
Operating Expenses:	
Compensation and Benefits	2,615
Marketing and Advertising	18
Depr and Amortization	25
Professional and Contract Services	3,563
Computer Ops and Data Communication	1,348
Occupancy	307
Regulatory	0
General Administrative and Other	404
Merger Related Expenses Total	2
Total Operating Expenses	**8,281**
Operating Income	**579**
Total Interest Income	6
Total Interest Expense	(16)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	21
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	591
Income Tax Provisions	**111**
Net Income	**480**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**480**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(1,507)
Investments	-
Total Receivables - Net	14,576
Current Restricted Cash	-
Other Current Assets	(381,394)
Margin Deposits & Default Fund	-
Total Current Assets	**(368,324)**
Long Term Assets:	
Total Property and Equipment - Net	3,815
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	338
Other Long Term Assets	(3,164,371)
Total Long Term Assets	**(3,160,218)**
Total Assets	**(3,528,543)**
LIABILITIES	
Total AP and Accrued Expenses	350
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	963
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	392,973
Current Debt Obligations	-
Current Liabilities	**399,464**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,577
Long Term Liabilities	**24,740**
Total Liabilities	**424,205**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	424,784
Total Retained Earnings	(187,643)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(3,952,747)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(3,952,747)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,528,543)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	16,405
Total Revenues	**16,405**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,412**
Operating Expenses:	
Compensation and Benefits	3,222
Marketing and Advertising	3
Depr and Amortization	548
Professional and Contract Services	4,054
Computer Ops and Data Communication	169
Occupancy	7,336
Regulatory	0
General Administrative and Other	464
Merger Related Expenses Total	60
Total Operating Expenses	**15,856**
Operating Income	**555**
Total Interest Income	0
Total Interest Expense	(5,389)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	9,765
Income from Unconsolidated Investees - net	(761)
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,170
Income Tax Provisions	**714**
Net Income	**3,456**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,456**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	42,240
Other Intangibles	6,000
Non Current Deferred Taxes	-
Other Long Term Assets	5,442
Total Long Term Assets	**53,682**
Total Assets	**53,698**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,800
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,800**
Total Liabilities	**1,800**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/(Loss)	(12,396)
Total Retained Earnings	(13,452)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**51,898**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**51,898**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,698**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	743
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**743**
Operating Income	**(743)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(742)
Income Tax Provisions	**(1,726)**
Net Income	**984**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**984**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	10,241
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	142
Total Revenues	**10,383**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,383**
Operating Expenses:	
Compensation and Benefits	1,112
Marketing and Advertising	4
Depr and Amortization	0
Professional and Contract Services	486
Computer Ops and Data Communication	5,544
Occupancy	80
Regulatory	41
General Administrative and Other	234
Merger Related Expenses Total	64
Total Operating Expenses	**7,564**
Operating Income	**2,819**
Total Interest Income	(11)
Total Interest Expense	(11)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(3)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	2,589
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,383
Income Tax Provisions	**1,196**
Net Income	**4,187**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**4,187**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	626
Investments	-
Total Receivables - Net	20
Current Restricted Cash	-
Other Current Assets	109
Margin Deposits & Default Fund	-
Total Current Assets	**755**
Long Term Assets:	
Total Property and Equipment - Net	907
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	509
Total Long Term Assets	**1,416**
Total Assets	**2,171**
LIABILITIES	
Total AP and Accrued Expenses	842
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	407
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(63)
Current Debt Obligations	-
Current Liabilities	**2,189**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	446
Long Term Liabilities	**446**
Total Liabilities	**2,635**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,114
Accumulated Other Comprehensive Income/(Loss)	201
Total Retained Earnings	(3,778)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(464)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(464)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,171**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	4,181
Total Revenues	**4,181**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,181**
Operating Expenses:	
Compensation and Benefits	2,560
Marketing and Advertising	0
Depr and Amortization	284
Professional and Contract Services	637
Computer Ops and Data Communication	145
Occupancy	128
Regulatory	0
General Administrative and Other	605
Merger Related Expenses Total	34
Total Operating Expenses	**4,393**
Operating Income	**(212)**
Total Interest Income	2
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(210)
Income Tax Provisions	**173**
Net Income	**(383)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(383)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(6,157)
Investments	147,779
Total Receivables - Net	6,190
Current Restricted Cash	449
Other Current Assets	69,916
Margin Deposits & Default Fund	2,996,131
Total Current Assets	**3,214,309**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	658,669
Total Long Term Assets	**658,733**
Total Assets	**3,873,042**
LIABILITIES	
Total AP and Accrued Expenses	11,726
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,595
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3,005,690
Current Debt Obligations	-
Current Liabilities	**3,019,011**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	41
Long Term Liabilities	**41**
Total Liabilities	**3,019,052**
EQUITY	
Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	163,653
Total Retained Earnings	(450,646)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**853,990**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**853,990**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,873,042**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	40,681
Corporate Services	0
Global Information Services	481
Market Technology Revenues	5,305
Other Revenues	216
Total Revenues	**46,683**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3)**
Total Cost of Revenues	**(3)**
Revenues less Cost of Revenues	**46,680**
Operating Expenses:	
Compensation and Benefits	5,341
Marketing and Advertising	(281)
Depr and Amortization	109
Professional and Contract Services	7,797
Computer Ops and Data Communication	18,017
Occupancy	336
Regulatory	1,372
General Administrative and Other	(17,332)
Merger Related Expenses Total	14
Total Operating Expenses	**15,372**
Operating Income	**31,308**
Total Interest Income	(587)
Total Interest Expense	(321)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(11)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	30,389
Income Tax Provisions	**1,238**
Net Income	**29,151**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29,151**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	483
Investments	-
Total Receivables - Net	6,311
Current Restricted Cash	5,044
Other Current Assets	38,785
Margin Deposits & Default Fund	-
Total Current Assets	**50,623**
Long Term Assets:	
Total Property and Equipment - Net	191
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	21
Other Long Term Assets	568
Total Long Term Assets	**780**
Total Assets	**51,402**
LIABILITIES	
Total AP and Accrued Expenses	357
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,923
Deferred Revenue	716
Current Portion Capital Leases	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**3,421**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,529
All Other Long Term Liabilities	7,759
Long Term Liabilities	**10,288**
Total Liabilities	**13,710**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(6,833)
Total Retained Earnings	(7,604)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**37,692**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**37,692**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,402**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	18,923
Corporate Services	12,988
Global Information Services	17,520
Market Technology Revenues	818
Other Revenues	1,377
Total Revenues	**51,627**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**51,627**
Operating Expenses:	
Compensation and Benefits	6,633
Marketing and Advertising	159
Depr and Amortization	87
Professional and Contract Services	2,016
Computer Ops and Data Communication	4,158
Occupancy	721
Regulatory	762
General Administrative and Other	594
Merger Related Expenses Total	0
Total Operating Expenses	**15,130**
Operating Income	**36,496**
Total Interest Income	13
Total Interest Expense	(48)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	36,461
Income Tax Provisions	**7,963**
Net Income	**28,498**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**28,498**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	11,343
Investments	-
Total Receivables - Net	1,598
Current Restricted Cash	-
Other Current Assets	203
Margin Deposits & Default Fund	-
Total Current Assets	**13,144**
Long Term Assets:	
Total Property and Equipment - Net	4,203
Goodwill	762
Other Intangibles	-
Non Current Deferred Taxes	893
Other Long Term Assets	2,719
Total Long Term Assets	**8,577**
Total Assets	**21,721**
LIABILITIES	
Total AP and Accrued Expenses	430
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,930
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,263)
Current Debt Obligations	-
Current Liabilities	**1,410**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	104
Long Term Liabilities	**988**
Total Liabilities	**2,398**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(2,283)
Total Retained Earnings	9,986
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19,324**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19,324**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,721**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	13,279
Other Revenues	4,381
Total Revenues	**17,659**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,659**
Operating Expenses:	
Compensation and Benefits	7,438
Marketing and Advertising	17
Depr and Amortization	1,284
Professional and Contract Services	1,954
Computer Ops and Data Communication	831
Occupancy	1,308
Regulatory	0
General Administrative and Other	1,288
Merger Related Expenses Total	36
Total Operating Expenses	**14,157**
Operating Income	**3,503**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,503
Income Tax Provisions	**1,374**
Net Income	**2,129**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,129**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	9,426
Investments	-
Total Receivables - Net	3,464
Current Restricted Cash	-
Other Current Assets	18,246
Margin Deposits & Default Fund	-
Total Current Assets	**31,137**
Long Term Assets:	
Total Property and Equipment - Net	7,023
Goodwill	67,419
Other Intangibles	4,511
Non Current Deferred Taxes	-
Other Long Term Assets	14,064
Total Long Term Assets	**93,018**
Total Assets	**124,154**
LIABILITIES	
Total AP and Accrued Expenses	1,346
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	654
Deferred Revenue	2,858
Current Portion Capital Leases	-
Other Accrued Liabilities	(25)
Current Debt Obligations	-
Current Liabilities	**4,833**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,268
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**17,929**
Total Liabilities	**22,762**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(17,428)
Total Retained Earnings	(17,871)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**101,393**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**101,393**
Total Liabilities Non Controlling Interest and Stockholders Equity	**124,154**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	31,695
Global Information Services	0
Market Technology Revenues	0
Other Revenues	15,456
Total Revenues	**47,151**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**47,042**
Operating Expenses:	
Compensation and Benefits	4,949
Marketing and Advertising	58
Depr and Amortization	3,239
Professional and Contract Services	29,680
Computer Ops and Data Communication	1,561
Occupancy	1,083
Regulatory	0
General Administrative and Other	(80)
Merger Related Expenses Total	0
Total Operating Expenses	**40,490**
Operating Income	**6,552**
Total Interest Income	277
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	6,829
Income Tax Provisions	**3,862**
Net Income	**2,967**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,967**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	992
Investments	4,022
Total Receivables - Net	415
Current Restricted Cash	-
Other Current Assets	47
Margin Deposits & Default Fund	-
Total Current Assets	**5,475**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	161
Total Long Term Assets	**228**
Total Assets	**5,703**
LIABILITIES	
Total AP and Accrued Expenses	174
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	270
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	555
Current Debt Obligations	-
Current Liabilities	**1,058**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**103**
Total Liabilities	**1,161**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(2,145)
Total Retained Earnings	2,057
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,543**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,543**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,703**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	5,819
Corporate Services	0
Global Information Services	0
Market Technology Revenues	10
Other Revenues	127
Total Revenues	**5,956**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,956**
Operating Expenses:	
Compensation and Benefits	965
Marketing and Advertising	3
Depr and Amortization	8
Professional and Contract Services	898
Computer Ops and Data Communication	312
Occupancy	135
Regulatory	47
General Administrative and Other	1,128
Merger Related Expenses Total	33
Total Operating Expenses	**3,527**
Operating Income	**2,428**
Total Interest Income	254
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(4)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,679
Income Tax Provisions	**534**
Net Income	**2,145**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,145**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	9,426
Investments	2,622
Total Receivables - Net	230
Current Restricted Cash	-
Other Current Assets	226
Margin Deposits & Default Fund	-
Total Current Assets	**12,505**
Long Term Assets:	
Total Property and Equipment - Net	109
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	7,441
Total Long Term Assets	**7,553**
Total Assets	**20,057**
LIABILITIES	
Total AP and Accrued Expenses	7,135
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	111
Deferred Revenue	12
Current Portion Capital Leases	3
Other Accrued Liabilities	(62)
Current Debt Obligations	-
Current Liabilities	**7,247**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**90**
Total Liabilities	**7,336**
EQUITY	
Common Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	4,718
Total Retained Earnings	1,709
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,721**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,721**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,057**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	2,512
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,143
Total Revenues	**3,655**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,655**
Operating Expenses:	
Compensation and Benefits	856
Marketing and Advertising	24
Depr and Amortization	20
Professional and Contract Services	1,102
Computer Ops and Data Communication	661
Occupancy	99
Regulatory	123
General Administrative and Other	546
Merger Related Expenses Total	2
Total Operating Expenses	**3,432**
Operating Income	**223**
Total Interest Income	20
Total Interest Expense	(19)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(24)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	200
Income Tax Provisions	**0**
Net Income	**200**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**200**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	11,294
Investments	-
Total Receivables - Net	2,901
Current Restricted Cash	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**14,201**
Long Term Assets:	
Total Property and Equipment - Net	1,656
Goodwill	57,618
Other Intangibles	62,926
Non Current Deferred Taxes	(263)
Other Long Term Assets	741
Total Long Term Assets	**122,677**
Total Assets	**136,879**
LIABILITIES	
Total AP and Accrued Expenses	1,092
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	533
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,121)
Current Debt Obligations	-
Current Liabilities	**(253)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,730
Non-current deferred revenue	-
All Other Long Term Liabilities	0
Long Term Liabilities	**17,224**
Total Liabilities	**16,971**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	8,700
Total Retained Earnings	(3,816)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**119,908**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**119,908**
Total Liabilities Non Controlling Interest and Stockholders Equity	**136,879**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	12,133
Corporate Services	0
Global Information Services	7,642
Market Technology Revenues	0
Other Revenues	21
Total Revenues	**19,796**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(18)**
Total Cost of Revenues	**(18)**
Revenues less Cost of Revenues	**19,778**
Operating Expenses:	
Compensation and Benefits	1,738
Marketing and Advertising	51
Depr and Amortization	5,398
Professional and Contract Services	2,587
Computer Ops and Data Communication	721
Occupancy	442
Regulatory	119
General Administrative and Other	(89)
Merger Related Expenses Total	0
Total Operating Expenses	**10,967**
Operating Income	**8,811**
Total Interest Income	296
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	9,107
Income Tax Provisions	**(73)**
Net Income	**9,180**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**9,180**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(312)
Investments	-
Total Receivables - Net	7,890
Current Restricted Cash	-
Other Current Assets	(10,512)
Margin Deposits & Default Fund	-
Total Current Assets	**(2,934)**
Long Term Assets:	
Total Property and Equipment - Net	15,860
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**15,860**
Total Assets	**12,926**
LIABILITIES	
Total AP and Accrued Expenses	398
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,384
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,511
Current Debt Obligations	-
Current Liabilities	**6,293**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6,293**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,890)
Total Retained Earnings	8,380
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,633**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,633**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,926**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	18
Corporate Services	0
Global Information Services	0
Market Technology Revenues	39,474
Other Revenues	5,099
Total Revenues	**44,590**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**44,590**
Operating Expenses:	
Compensation and Benefits	10,071
Marketing and Advertising	7
Depr and Amortization	6,205
Professional and Contract Services	6,630
Computer Ops and Data Communication	20,819
Occupancy	1,085
Regulatory	0
General Administrative and Other	427
Merger Related Expenses Total	61
Total Operating Expenses	**45,304**
Operating Income	**(714)**
Total Interest Income	7
Total Interest Expense	(195)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	2,651
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,748
Income Tax Provisions	**85**
Net Income	**1,663**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,663**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	368
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	927
Margin Deposits & Default Fund	-
Total Current Assets	**1,295**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	379
Other Long Term Assets	21
Total Long Term Assets	**400**
Total Assets	**1,695**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	235
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	145
Current Debt Obligations	-
Current Liabilities	**416**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,759
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,759**
Total Liabilities	**2,175**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(216)
Total Retained Earnings	(264)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(480)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(480)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,695**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,647
Total Revenues	**2,647**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,647**
Operating Expenses:	
Compensation and Benefits	1,578
Marketing and Advertising	6
Depr and Amortization	79
Professional and Contract Services	91
Computer Ops and Data Communication	1
Occupancy	144
Regulatory	0
General Administrative and Other	134
Merger Related Expenses Total	(86)
Total Operating Expenses	**1,948**
Operating Income	**699**
Total Interest Income	0
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(102)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	596
Income Tax Provisions	**243**
Net Income	**354**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**354**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	217
Investments	-
Total Receivables - Net	3
Current Restricted Cash	-
Other Current Assets	1,791
Margin Deposits & Default Fund	-
Total Current Assets	**2,011**
Long Term Assets:	
Total Property and Equipment - Net	49
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	53
Total Long Term Assets	**102**
Total Assets	**2,113**
LIABILITIES	
Total AP and Accrued Expenses	93
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	124
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(68)
Current Debt Obligations	-
Current Liabilities	**149**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	506
Long Term Liabilities	**506**
Total Liabilities	**654**
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	(32)
Total Retained Earnings	1,174
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,458**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,458**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,113**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,460
Total Revenues	**1,460**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,460**
Operating Expenses:	
Compensation and Benefits	973
Marketing and Advertising	11
Depr and Amortization	17
Professional and Contract Services	106
Computer Ops and Data Communication	8
Occupancy	134
Regulatory	0
General Administrative and Other	91
Merger Related Expenses Total	0
Total Operating Expenses	**1,341**
Operating Income	**119**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	119
Income Tax Provisions	**37**
Net Income	**82**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**82**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	1,182
Investments	-
Total Receivables - Net	4,636
Current Restricted Cash	5,038
Other Current Assets	38,004
Margin Deposits & Default Fund	-
Total Current Assets	**48,859**
Long Term Assets:	
Total Property and Equipment - Net	80
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	8,587
Total Long Term Assets	**8,671**
Total Assets	**57,530**
LIABILITIES	
Total AP and Accrued Expenses	322
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,022
Deferred Revenue	811
Current Portion Capital Leases	-
Other Accrued Liabilities	7,786
Current Debt Obligations	-
Current Liabilities	**9,941**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,447
All Other Long Term Liabilities	-
Long Term Liabilities	**1,447**
Total Liabilities	**11,389**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(13,037)
Total Retained Earnings	66,958
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**46,028**
Non Controlling Interest	113
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**46,141**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,530**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	17,102
Corporate Services	7,134
Global Information Services	10,743
Market Technology Revenues	0
Other Revenues	339
Total Revenues	**35,318**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**35,318**
Operating Expenses:	
Compensation and Benefits	3,213
Marketing and Advertising	67
Depr and Amortization	35
Professional and Contract Services	2,383
Computer Ops and Data Communication	3,583
Occupancy	458
Regulatory	360
General Administrative and Other	255
Merger Related Expenses Total	0
Total Operating Expenses	**10,355**
Operating Income	**24,963**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(42)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	24,922
Income Tax Provisions	**4,852**
Net Income	**20,069**
Net (income) expense attributable to noncontrolling interests	(14)
Net Income attributable to Nasdaq, Inc.	**20,056**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(10,646)
Investments	-
Total Receivables - Net	2,834,762
Current Restricted Cash	-
Other Current Assets	1,374
Margin Deposits & Default Fund	-
Total Current Assets	**2,825,490**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,157,748)**
Total Assets	**(1,332,258)**
LIABILITIES	
Total AP and Accrued Expenses	14,869
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	488
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	45,139
Current Debt Obligations	-
Current Liabilities	**60,496**
Total Long Term Debt	-
Non Current Deferred Tax Liability	643
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**643**
Total Liabilities	**61,139**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,165,945
Total Retained Earnings	(414,235)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,393,397)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,393,397)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,332,258)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,678
Total Revenues	**2,678**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,678**
Operating Expenses:	
Compensation and Benefits	2,027
Marketing and Advertising	29
Depr and Amortization	0
Professional and Contract Services	310
Computer Ops and Data Communication	108
Occupancy	135
Regulatory	0
General Administrative and Other	(696)
Merger Related Expenses Total	2
Total Operating Expenses	**1,915**
Operating Income	**763**
Total Interest Income	9
Total Interest Expense	(170)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	601
Income Tax Provisions	**765**
Net Income	**(164)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(164)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	70
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	36,367
Margin Deposits & Default Fund	-
Total Current Assets	**36,437**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**88,566**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	135,883
Current Debt Obligations	-
Current Liabilities	**135,897**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**135,897**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	30,651
Total Retained Earnings	(11,937)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(47,331)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(47,331)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**88,566**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	16
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**17**
Operating Income	**(17)**
Total Interest Income	65
Total Interest Expense	(2,560)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,511)
Income Tax Provisions	**(549)**
Net Income	**(1,962)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,962)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	716
Investments	-
Total Receivables - Net	366
Current Restricted Cash	-
Other Current Assets	209,026
Margin Deposits & Default Fund	-
Total Current Assets	**210,108**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Total Long Term Assets	**4,023,741**
Total Assets	**4,233,849**
LIABILITIES	
Total AP and Accrued Expenses	366
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(514)
Current Debt Obligations	-
Current Liabilities	**(148)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	3,843,531
Long Term Liabilities	**3,843,531**
Total Liabilities	**3,843,383**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	522,357
Total Retained Earnings	91,511
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**390,466**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**390,466**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,233,849**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	110
Computer Ops and Data Communication	0
Occupancy	16
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**128**
Operating Income	**(128)**
Total Interest Income	28,087
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	27,959
Income Tax Provisions	**0**
Net Income	**27,959**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**27,959**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	1,935
Investments	2,829
Total Receivables - Net	551
Current Restricted Cash	-
Other Current Assets	87
Margin Deposits & Default Fund	-
Total Current Assets	**5,403**
Long Term Assets:	
Total Property and Equipment - Net	124
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	284
Total Long Term Assets	**408**
Total Assets	**5,811**
LIABILITIES	
Total AP and Accrued Expenses	126
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	808
Deferred Revenue	431
Current Portion Capital Leases	-
Other Accrued Liabilities	17
Current Debt Obligations	-
Current Liabilities	**1,485**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1
Non-current deferred revenue	868
All Other Long Term Liabilities	-
Long Term Liabilities	**1,050**
Total Liabilities	**2,535**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,011)
Total Retained Earnings	(1,603)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,276**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,276**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,811**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	2,346
Corporate Services	1,753
Global Information Services	213
Market Technology Revenues	36
Other Revenues	332
Total Revenues	**4,681**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,681**
Operating Expenses:	
Compensation and Benefits	2,366
Marketing and Advertising	45
Depr and Amortization	21
Professional and Contract Services	380
Computer Ops and Data Communication	870
Occupancy	241
Regulatory	42
General Administrative and Other	(258)
Merger Related Expenses Total	0
Total Operating Expenses	**3,707**
Operating Income	**974**
Total Interest Income	170
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	5
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,149
Income Tax Provisions	**193**
Net Income	**956**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**956**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	616
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	13,213
Margin Deposits & Default Fund	-
Total Current Assets	**13,829**
Long Term Assets:	
Total Property and Equipment - Net	258
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**258**
Total Assets	**14,087**
LIABILITIES	
Total AP and Accrued Expenses	963
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,709
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	260
Current Debt Obligations	-
Current Liabilities	**2,931**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,931**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(2,022)
Total Retained Earnings	13,177
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,155**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,155**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,087**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	19,047
Total Revenues	**19,047**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**19,047**
Operating Expenses:	
Compensation and Benefits	10,965
Marketing and Advertising	701
Depr and Amortization	91
Professional and Contract Services	2,478
Computer Ops and Data Communication	242
Occupancy	819
Regulatory	10
General Administrative and Other	1,640
Merger Related Expenses Total	195
Total Operating Expenses	**17,142**
Operating Income	**1,905**
Total Interest Income	64
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	6
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,975
Income Tax Provisions	**(112)**
Net Income	**2,087**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,087**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	965
Investments	-
Total Receivables - Net	27
Current Restricted Cash	-
Other Current Assets	(148)
Margin Deposits & Default Fund	-
Total Current Assets	**844**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12
Total Long Term Assets	**12**
Total Assets	**856**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	41
Deferred Revenue	187
Current Portion Capital Leases	-
Other Accrued Liabilities	114
Current Debt Obligations	-
Current Liabilities	**357**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**357**
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(44)
Total Retained Earnings	448
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**499**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**499**
Total Liabilities Non Controlling Interest and Stockholders Equity	**856**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	1,076
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,076**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,076**
Operating Expenses:	
Compensation and Benefits	340
Marketing and Advertising	1
Depr and Amortization	0
Professional and Contract Services	42
Computer Ops and Data Communication	0
Occupancy	37
Regulatory	0
General Administrative and Other	17
Merger Related Expenses Total	0
Total Operating Expenses	**437**
Operating Income	**639**
Total Interest Income	0
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	635
Income Tax Provisions	**124**
Net Income	**511**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**511**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	557
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	24,830
Margin Deposits & Default Fund	-
Total Current Assets	**25,387**
Long Term Assets:	
Total Property and Equipment - Net	41
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	47,833
Total Long Term Assets	**47,874**
Total Assets	**73,261**
LIABILITIES	
Total AP and Accrued Expenses	29
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,719
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**2,934**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,666**
Total Liabilities	**4,600**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	61,348
Accumulated Other Comprehensive Income/(Loss)	(346)
Total Retained Earnings	7,658
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**68,661**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**68,661**
Total Liabilities Non Controlling Interest and Stockholders Equity	**73,261**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	13,319
Total Revenues	**13,319**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**13,319**
Operating Expenses:	
Compensation and Benefits	8,899
Marketing and Advertising	304
Depr and Amortization	8
Professional and Contract Services	448
Computer Ops and Data Communication	52
Occupancy	1,416
Regulatory	0
General Administrative and Other	1,578
Merger Related Expenses Total	6
Total Operating Expenses	**12,712**
Operating Income	**607**
Total Interest Income	2,528
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,135
Income Tax Provisions	**72**
Net Income	**3,063**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,063**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	4,109
Margin Deposits & Default Fund	-
Total Current Assets	**4,109**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**4,109**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	(40)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924
Accumulated Other Comprehensive Income/(Loss)	(184)
Total Retained Earnings	(99,591)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,109**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,109**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,109**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	5
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(2,560)
Merger Related Expenses Total	(73)
Total Operating Expenses	**(2,628)**
Operating Income	**2,628**
Total Interest Income	18
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,646
Income Tax Provisions	**0**
Net Income	**2,646**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,646**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	999
Investments	-
Total Receivables - Net	17,212
Current Restricted Cash	-
Other Current Assets	7,901
Margin Deposits & Default Fund	-
Total Current Assets	**26,112**
Long Term Assets:	
Total Property and Equipment - Net	16
Goodwill	1,404
Other Intangibles	-
Non Current Deferred Taxes	57
Other Long Term Assets	833,546
Total Long Term Assets	**835,023**
Total Assets	**861,135**
LIABILITIES	
Total AP and Accrued Expenses	14,555
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	290
Deferred Revenue	3,566
Current Portion Capital Leases	-
Other Accrued Liabilities	1,502
Current Debt Obligations	-
Current Liabilities	**19,913**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**19,913**
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	41,300
Total Retained Earnings	(346,696)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**841,084**
Non Controlling Interest	138
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**841,222**
Total Liabilities Non Controlling Interest and Stockholders Equity	**861,135**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	171
Corporate Services	6,929
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,301
Total Revenues	**8,402**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**8,419**
Operating Expenses:	
Compensation and Benefits	969
Marketing and Advertising	5
Depr and Amortization	16
Professional and Contract Services	807
Computer Ops and Data Communication	101
Occupancy	235
Regulatory	10
General Administrative and Other	435
Merger Related Expenses Total	0
Total Operating Expenses	**2,578**
Operating Income	**5,841**
Total Interest Income	4
Total Interest Expense	(23)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(10)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	5,812
Income Tax Provisions	**1,157**
Net Income	**4,655**
Net (income) expense attributable to noncontrolling interests	(24)
Net Income attributable to Nasdaq, Inc.	**4,631**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	749
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	10,815
Margin Deposits & Default Fund	-
Total Current Assets	**11,564**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	214
Other Long Term Assets	-
Total Long Term Assets	**215**
Total Assets	**11,778**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	533
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	24
Current Debt Obligations	-
Current Liabilities	**589**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**599**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(1,420)
Total Retained Earnings	(26,364)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,179**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,179**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,778**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,621
Total Revenues	**6,621**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,621**
Operating Expenses:	
Compensation and Benefits	4,326
Marketing and Advertising	23
Depr and Amortization	0
Professional and Contract Services	139
Computer Ops and Data Communication	127
Occupancy	317
Regulatory	0
General Administrative and Other	685
Merger Related Expenses Total	26
Total Operating Expenses	**5,643**
Operating Income	**979**
Total Interest Income	66
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,045
Income Tax Provisions	**0**
Net Income	**1,044**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,044**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	7,709
Investments	-
Total Receivables - Net	959
Current Restricted Cash	842
Other Current Assets	755
Margin Deposits & Default Fund	-
Total Current Assets	**10,265**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	5,676
Other Intangibles	1,219
Non Current Deferred Taxes	7
Other Long Term Assets	41
Total Long Term Assets	**7,006**
Total Assets	**17,271**
LIABILITIES	
Total AP and Accrued Expenses	1,250
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	787
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(605)
Current Debt Obligations	-
Current Liabilities	**1,432**
Total Long Term Debt	-
Non Current Deferred Tax Liability	305
Non-current deferred revenue	-
All Other Long Term Liabilities	27
Long Term Liabilities	**332**
Total Liabilities	**1,764**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(7,214)
Total Retained Earnings	7,018
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**15,507**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,507**
Total Liabilities Non Controlling Interest and Stockholders Equity	**17,271**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	7,642
Corporate Services	0
Global Information Services	2,063
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**9,704**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,704**
Operating Expenses:	
Compensation and Benefits	2,787
Marketing and Advertising	71
Depr and Amortization	9
Professional and Contract Services	2,162
Computer Ops and Data Communication	3,457
Occupancy	(0)
Regulatory	240
General Administrative and Other	(2,419)
Merger Related Expenses Total	0
Total Operating Expenses	**6,307**
Operating Income	**3,397**
Total Interest Income	116
Total Interest Expense	(27)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,487
Income Tax Provisions	**727**
Net Income	**2,760**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,760**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	2,133
Investments	-
Total Receivables - Net	297
Current Restricted Cash	-
Other Current Assets	3,514
Margin Deposits & Default Fund	-
Total Current Assets	**5,944**
Long Term Assets:	
Total Property and Equipment - Net	1,195
Goodwill	9,133
Other Intangibles	712
Non Current Deferred Taxes	1,292
Other Long Term Assets	1,315
Total Long Term Assets	**13,647**
Total Assets	**19,590**
LIABILITIES	
Total AP and Accrued Expenses	449
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,574
Deferred Revenue	353
Current Portion Capital Leases	-
Other Accrued Liabilities	723
Current Debt Obligations	-
Current Liabilities	**6,038**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(62)
Non-current deferred revenue	-
All Other Long Term Liabilities	185
Long Term Liabilities	**618**
Total Liabilities	**6,656**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,824)
Total Retained Earnings	14,064
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,934**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,934**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,590**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	2,856
Global Information Services	0
Market Technology Revenues	0
Other Revenues	19,861
Total Revenues	**22,717**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**22,715**
Operating Expenses:	
Compensation and Benefits	14,109
Marketing and Advertising	77
Depr and Amortization	545
Professional and Contract Services	1,800
Computer Ops and Data Communication	1,424
Occupancy	1,634
Regulatory	0
General Administrative and Other	1,678
Merger Related Expenses Total	11
Total Operating Expenses	**21,277**
Operating Income	**1,438**
Total Interest Income	12
Total Interest Expense	(102)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	118
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,467
Income Tax Provisions	**640**
Net Income	**826**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**826**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	535
Investments	-
Total Receivables - Net	132
Current Restricted Cash	841
Other Current Assets	465
Margin Deposits & Default Fund	-
Total Current Assets	**1,973**
Long Term Assets:	
Total Property and Equipment - Net	1
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	30
Other Long Term Assets	65
Total Long Term Assets	**97**
Total Assets	**2,070**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	66
Deferred Revenue	13
Current Portion Capital Leases	-
Other Accrued Liabilities	19
Current Debt Obligations	-
Current Liabilities	**126**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	101
All Other Long Term Liabilities	-
Long Term Liabilities	**143**
Total Liabilities	**270**
EQUITY	
Common Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(674)
Total Retained Earnings	(1,123)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,800**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,800**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,070**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	243
Corporate Services	416
Global Information Services	20
Market Technology Revenues	0
Other Revenues	585
Total Revenues	**1,264**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,264**
Operating Expenses:	
Compensation and Benefits	398
Marketing and Advertising	17
Depr and Amortization	0
Professional and Contract Services	71
Computer Ops and Data Communication	133
Occupancy	34
Regulatory	25
General Administrative and Other	114
Merger Related Expenses Total	0
Total Operating Expenses	**792**
Operating Income	**472**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	472
Income Tax Provisions	**141**
Net Income	**330**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**330**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	4,258
Investments	18,461
Total Receivables - Net	20,251
Current Restricted Cash	-
Other Current Assets	143,301
Margin Deposits & Default Fund	-
Total Current Assets	**186,271**
Long Term Assets:	
Total Property and Equipment - Net	501
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	13
Other Long Term Assets	5
Total Long Term Assets	**519**
Total Assets	**186,790**
LIABILITIES	
Total AP and Accrued Expenses	44,517
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	8,084
Deferred Revenue	5,492
Current Portion Capital Leases	-
Other Accrued Liabilities	4,135
Current Debt Obligations	-
Current Liabilities	**62,227**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	16,178
All Other Long Term Liabilities	-
Long Term Liabilities	**16,178**
Total Liabilities	**78,404**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(53,217)
Total Retained Earnings	148,629
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**108,386**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**108,386**
Total Liabilities Non Controlling Interest and Stockholders Equity	**186,790**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	76,885
Corporate Services	42,806
Global Information Services	46,704
Market Technology Revenues	15,858
Other Revenues	1,555
Total Revenues	**183,807**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**183,807**
Operating Expenses:	
Compensation and Benefits	26,127
Marketing and Advertising	1,042
Depr and Amortization	250
Professional and Contract Services	9,355
Computer Ops and Data Communication	26,276
Occupancy	1,626
Regulatory	522
General Administrative and Other	8,351
Merger Related Expenses Total	1,270
Total Operating Expenses	**74,819**
Operating Income	**108,988**
Total Interest Income	(52)
Total Interest Expense	(26)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(22,807)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(2,589)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	83,513
Income Tax Provisions	**18,327**
Net Income	**65,186**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**65,186**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	368
Investments	-
Total Receivables - Net	71
Current Restricted Cash	840
Other Current Assets	1,569
Margin Deposits & Default Fund	-
Total Current Assets	**2,848**
Long Term Assets:	
Total Property and Equipment - Net	63
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	538
Total Long Term Assets	**612**
Total Assets	**3,460**
LIABILITIES	
Total AP and Accrued Expenses	8
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	100
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current Liabilities	**138**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	143
All Other Long Term Liabilities	-
Long Term Liabilities	**238**
Total Liabilities	**375**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(690)
Total Retained Earnings	(7,356)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,085**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,085**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,460**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	338
Corporate Services	411
Global Information Services	107
Market Technology Revenues	0
Other Revenues	846
Total Revenues	**1,702**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,702**
Operating Expenses:	
Compensation and Benefits	471
Marketing and Advertising	25
Depr and Amortization	13
Professional and Contract Services	182
Computer Ops and Data Communication	114
Occupancy	54
Regulatory	12
General Administrative and Other	95
Merger Related Expenses Total	0
Total Operating Expenses	**967**
Operating Income	**735**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	735
Income Tax Provisions	**179**
Net Income	**556**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**556**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	257
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	70
Margin Deposits & Default Fund	-
Total Current Assets	**327**
Long Term Assets:	
Total Property and Equipment - Net	107
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	742
Total Long Term Assets	**849**
Total Assets	**1,176**
LIABILITIES	
Total AP and Accrued Expenses	55
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	282
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(13)
Current Debt Obligations	-
Current Liabilities	**340**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**340**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(151)
Total Retained Earnings	146
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**836**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**836**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,176**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,116
Total Revenues	**3,116**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,116**
Operating Expenses:	
Compensation and Benefits	2,356
Marketing and Advertising	63
Depr and Amortization	28
Professional and Contract Services	73
Computer Ops and Data Communication	0
Occupancy	227
Regulatory	0
General Administrative and Other	271
Merger Related Expenses Total	0
Total Operating Expenses	**3,018**
Operating Income	**99**
Total Interest Income	0
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	95
Income Tax Provisions	**60**
Net Income	**35**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**35**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	4,500
Investments	-
Total Receivables - Net	68,565
Current Restricted Cash	-
Other Current Assets	(201,697)
Margin Deposits & Default Fund	-
Total Current Assets	**(128,632)**
Long Term Assets:	
Total Property and Equipment - Net	70,504
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	29
Other Long Term Assets	535,356
Total Long Term Assets	**605,890**
Total Assets	**477,258**
LIABILITIES	
Total AP and Accrued Expenses	5,947
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	18,067
Deferred Revenue	40,827
Current Portion Capital Leases	-
Other Accrued Liabilities	(4,827)
Current Debt Obligations	-
Current Liabilities	**61,830**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	9,377
All Other Long Term Liabilities	46,757
Long Term Liabilities	**66,160**
Total Liabilities	**127,990**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	20,744
Total Retained Earnings	245,739
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**349,268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**349,268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**477,258**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(13)
Market Technology Revenues	183,410
Other Revenues	10,866
Total Revenues	**194,263**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**194,263**
Operating Expenses:	
Compensation and Benefits	50,294
Marketing and Advertising	345
Depr and Amortization	31,270
Professional and Contract Services	55,707
Computer Ops and Data Communication	30,056
Occupancy	8,228
Regulatory	0
General Administrative and Other	4,547
Merger Related Expenses Total	1,820
Total Operating Expenses	**182,266**
Operating Income	**11,998**
Total Interest Income	12
Total Interest Expense	(4,537)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	10,604
Income from Unconsolidated Investees - net	1,633
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	15,369
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	35,079
Income Tax Provisions	**(892)**
Net Income	**35,972**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**35,972**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	98
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,187
Margin Deposits & Default Fund	-
Total Current Assets	**1,285**
Long Term Assets:	
Total Property and Equipment - Net	251
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	40
Total Long Term Assets	**291**
Total Assets	**1,576**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	187
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(20)
Current Debt Obligations	-
Current Liabilities	**221**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3**
Total Liabilities	**224**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(251)
Total Retained Earnings	900
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,352**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,352**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,576**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,814
Total Revenues	**1,814**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,814**
Operating Expenses:	
Compensation and Benefits	1,339
Marketing and Advertising	0
Depr and Amortization	61
Professional and Contract Services	3
Computer Ops and Data Communication	101
Occupancy	107
Regulatory	0
General Administrative and Other	157
Merger Related Expenses Total	0
Total Operating Expenses	**1,768**
Operating Income	**46**
Total Interest Income	16
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	62
Income Tax Provisions	**22**
Net Income	**40**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**40**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	410
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	2,292
Margin Deposits & Default Fund	-
Total Current Assets	**2,702**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	401
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	181
Total Long Term Assets	**610**
Total Assets	**3,312**
LIABILITIES	
Total AP and Accrued Expenses	8
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	149
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	113
Current Debt Obligations	-
Current Liabilities	**270**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**270**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,310)
Total Retained Earnings	3,731
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,043**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,043**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,312**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	3
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,070
Total Revenues	**1,073**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,073**
Operating Expenses:	
Compensation and Benefits	349
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	271
Computer Ops and Data Communication	5
Occupancy	24
Regulatory	0
General Administrative and Other	136
Merger Related Expenses Total	47
Total Operating Expenses	**834**
Operating Income	**240**
Total Interest Income	26
Total Interest Expense	(59)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	315
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	522
Income Tax Provisions	**92**
Net Income	**430**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**430**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	108
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	477
Margin Deposits & Default Fund	-
Total Current Assets	**585**
Long Term Assets:	
Total Property and Equipment - Net	8
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	11
Total Long Term Assets	**19**
Total Assets	**603**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	305
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(64)
Current Debt Obligations	-
Current Liabilities	**279**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**279**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(547)
Total Retained Earnings	722
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**324**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**324**
Total Liabilities Non Controlling Interest and Stockholders Equity	**603**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	966
Total Revenues	**966**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**966**
Operating Expenses:	
Compensation and Benefits	777
Marketing and Advertising	15
Depr and Amortization	5
Professional and Contract Services	24
Computer Ops and Data Communication	6
Occupancy	60
Regulatory	0
General Administrative and Other	133
Merger Related Expenses Total	0
Total Operating Expenses	**1,020**
Operating Income	**(55)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(55)
Income Tax Provisions	**1**
Net Income	**(56)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(56)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	38
Investments	-
Total Receivables - Net	20
Current Restricted Cash	-
Other Current Assets	4
Margin Deposits & Default Fund	-
Total Current Assets	**62**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**62**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	23
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**25**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**25**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(48)
Total Retained Earnings	42
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**37**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**37**
Total Liabilities Non Controlling Interest and Stockholders Equity	**62**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	129
Total Revenues	**129**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**129**
Operating Expenses:	
Compensation and Benefits	101
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	27
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**136**
Operating Income	**(7)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(7)
Income Tax Provisions	**9**
Net Income	**(16)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(16)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	49,085
Investments	57,374
Total Receivables - Net	4,701
Current Restricted Cash	-
Other Current Assets	90,177
Margin Deposits & Default Fund	-
Total Current Assets	**201,337**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,805
Total Long Term Assets	**701,805**
Total Assets	**903,142**
LIABILITIES	
Total AP and Accrued Expenses	101
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	303
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(100,712)
Current Debt Obligations	-
Current Liabilities	**(100,307)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	35
Long Term Liabilities	**35**
Total Liabilities	**(100,272)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(105,049)
Total Retained Earnings	140,291
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,003,414**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,003,414**
Total Liabilities Non Controlling Interest and Stockholders Equity	**903,142**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	398
Total Revenues	**398**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**398**
Operating Expenses:	
Compensation and Benefits	1,266
Marketing and Advertising	6
Depr and Amortization	0
Professional and Contract Services	331
Computer Ops and Data Communication	262
Occupancy	97
Regulatory	0
General Administrative and Other	3,996
Merger Related Expenses Total	(2,310)
Total Operating Expenses	**3,649**
Operating Income	**(3,250)**
Total Interest Income	12,845
Total Interest Expense	(6,003)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(23)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,569
Income Tax Provisions	**1,339**
Net Income	**2,230**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,230**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	1,055
Investments	-
Total Receivables - Net	21
Current Restricted Cash	-
Other Current Assets	2,400
Margin Deposits & Default Fund	-
Total Current Assets	**3,476**
Long Term Assets:	
Total Property and Equipment - Net	1,335
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9
Other Long Term Assets	2,212
Total Long Term Assets	**3,556**
Total Assets	**7,032**
LIABILITIES	
Total AP and Accrued Expenses	292
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,693
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(500)
Current Debt Obligations	-
Current Liabilities	**2,360**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,338**
Total Liabilities	**3,698**
EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(108)
Total Retained Earnings	2,187
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,334**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,334**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,032**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	10,360
Other Revenues	7,260
Total Revenues	**17,621**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,621**
Operating Expenses:	
Compensation and Benefits	10,777
Marketing and Advertising	113
Depr and Amortization	296
Professional and Contract Services	1,907
Computer Ops and Data Communication	1,147
Occupancy	1,524
Regulatory	0
General Administrative and Other	1,607
Merger Related Expenses Total	318
Total Operating Expenses	**17,687**
Operating Income	**(67)**
Total Interest Income	0
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(80)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(148)
Income Tax Provisions	**174**
Net Income	**(322)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(322)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	1,560
Investments	-
Total Receivables - Net	2,004
Current Restricted Cash	-
Other Current Assets	1,897
Margin Deposits & Default Fund	-
Total Current Assets	**5,461**
Long Term Assets:	
Total Property and Equipment - Net	3,972
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	565
Total Long Term Assets	**4,537**
Total Assets	**9,998**
LIABILITIES	
Total AP and Accrued Expenses	184
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	910
Deferred Revenue	365
Current Portion Capital Leases	-
Other Accrued Liabilities	289
Current Debt Obligations	-
Current Liabilities	**1,748**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,748**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	362
Total Retained Earnings	906
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**8,249**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,249**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,998**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	3,746
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,712
Total Revenues	**6,458**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,458**
Operating Expenses:	
Compensation and Benefits	700
Marketing and Advertising	3
Depr and Amortization	627
Professional and Contract Services	2,698
Computer Ops and Data Communication	1,218
Occupancy	53
Regulatory	0
General Administrative and Other	9
Merger Related Expenses Total	2
Total Operating Expenses	**5,310**
Operating Income	**1,148**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,148
Income Tax Provisions	**243**
Net Income	**906**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**906**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	40
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(101)
Margin Deposits & Default Fund	-
Total Current Assets	**(61)**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	-
Total Long Term Assets	**14**
Total Assets	**(47)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	49
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(3)
Current Debt Obligations	-
Current Liabilities	**46**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**46**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	565
Accumulated Other Comprehensive Income/(Loss)	4
Total Retained Earnings	(663)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(93)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(93)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(47)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	89
Other Revenues	10
Total Revenues	**99**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**99**
Operating Expenses:	
Compensation and Benefits	123
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	12
Computer Ops and Data Communication	18
Occupancy	16
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**175**
Operating Income	**(76)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(598)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(674)
Income Tax Provisions	**(11)**
Net Income	**(663)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(663)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(308)
Margin Deposits & Default Fund	-
Total Current Assets	**(308)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(6,165)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,197)
Total Retained Earnings	(348)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(6,165)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,165)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,165)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	30
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	58,345
Margin Deposits & Default Fund	-
Total Current Assets	**58,375**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Total Long Term Assets	**72,735**
Total Assets	**131,111**
LIABILITIES	
Total AP and Accrued Expenses	24
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(7)
Current Debt Obligations	-
Current Liabilities	**17**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**17**
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	91,189
Total Retained Earnings	44,675
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**131,094**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**131,094**
Total Liabilities Non Controlling Interest and Stockholders Equity	**131,111**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	540
Merger Related Expenses Total	3,136
Total Operating Expenses	**3,717**
Operating Income	**(3,717)**
Total Interest Income	0
Total Interest Expense	(93)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	30,533
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	26,723
Income Tax Provisions	**0**
Net Income	**26,723**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**26,723**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	123
Investments	-
Total Receivables - Net	14,623
Current Restricted Cash	-
Other Current Assets	141,932
Margin Deposits & Default Fund	-
Total Current Assets	**156,678**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,292
Total Long Term Assets	**1,292**
Total Assets	**157,969**
LIABILITIES	
Total AP and Accrued Expenses	20,521
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,077
Current Debt Obligations	-
Current Liabilities	**21,598**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**21,598**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(172,586)
Total Retained Earnings	65,527
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**136,371**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**136,371**
Total Liabilities Non Controlling Interest and Stockholders Equity	**157,969**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(183)
Merger Related Expenses Total	0
Total Operating Expenses	**(183)**
Operating Income	**183**
Total Interest Income	2,505
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(144)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,543
Income Tax Provisions	**547**
Net Income	**1,997**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,997**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	357
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	362,895
Margin Deposits & Default Fund	-
Total Current Assets	**363,252**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**606,666**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	324
Current Debt Obligations	-
Current Liabilities	**324**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**324**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(92,551)
Total Retained Earnings	(741)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**606,342**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**606,342**
Total Liabilities Non Controlling Interest and Stockholders Equity	**606,666**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	1,600
Total Interest Expense	(32)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,567
Income Tax Provisions	**336**
Net Income	**1,231**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,231**

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	519
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**555**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**555**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**11**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**11**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	6
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**545**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**545**
Total Liabilities Non Controlling Interest and Stockholders Equity	**555**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	4
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	2,862
Investments	-
Total Receivables - Net	740
Current Restricted Cash	-
Other Current Assets	269
Margin Deposits & Default Fund	-
Total Current Assets	**3,871**
Long Term Assets:	
Total Property and Equipment - Net	582
Goodwill	51,910
Other Intangibles	17,050
Non Current Deferred Taxes	-
Other Long Term Assets	169
Total Long Term Assets	**69,711**
Total Assets	**73,582**
LIABILITIES	
Total AP and Accrued Expenses	1,217
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	492
Deferred Revenue	1,167
Current Portion Capital Leases	61
Other Accrued Liabilities	4,949
Current Debt Obligations	-
Current Liabilities	**7,913**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,518
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**4,570**
Total Liabilities	**12,483**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/(Loss)	(20)
Total Retained Earnings	(7,384)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**61,099**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**61,099**
Total Liabilities Non Controlling Interest and Stockholders Equity	**73,582**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3,059
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,059**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,059**
Operating Expenses:	
Compensation and Benefits	5,716
Marketing and Advertising	618
Depr and Amortization	1,775
Professional and Contract Services	161
Computer Ops and Data Communication	1,042
Occupancy	191
Regulatory	0
General Administrative and Other	216
Merger Related Expenses Total	251
Total Operating Expenses	**9,970**
Operating Income	**(6,911)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(6,911)
Income Tax Provisions	**(453)**
Net Income	**(6,458)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(6,458)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2019 (50.1% owned, directly or indirectly, by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Scalia AB
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned - divested 09/2019

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	63
Investments	-
Total Receivables - Net	0
Current Restricted Cash	-
Other Current Assets	2,048
Margin Deposits & Default Fund	-
Total Current Assets	**2,112**
Long Term Assets:	
Total Property and Equipment - Net	26
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**26**
Total Assets	**2,138**
LIABILITIES	
Total AP and Accrued Expenses	278
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	144
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(3)
Current Debt Obligations	-
Current Liabilities	**420**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**420**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(432)
Total Retained Earnings	2,150
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,718**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,718**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,310
Total Revenues	**1,310**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,315**
Operating Expenses:	
Compensation and Benefits	606
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	245
Computer Ops and Data Communication	7
Occupancy	52
Regulatory	0
General Administrative and Other	34
Merger Related Expenses Total	53
Total Operating Expenses	**997**
Operating Income	**318**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	318
Income Tax Provisions	**(0)**
Net Income	**318**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**318**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	1,567
Investments	-
Total Receivables - Net	1,197
Current Restricted Cash	-
Other Current Assets	174
Margin Deposits & Default Fund	-
Total Current Assets	**2,938**
Long Term Assets:	
Total Property and Equipment - Net	128
Goodwill	57,559
Other Intangibles	4,813
Non Current Deferred Taxes	629
Other Long Term Assets	199
Total Long Term Assets	**63,327**
Total Assets	**66,265**
LIABILITIES	
Total AP and Accrued Expenses	168
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	289
Deferred Revenue	489
Current Portion Capital Leases	-
Other Accrued Liabilities	44
Current Debt Obligations	-
Current Liabilities	**991**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,744
Non-current deferred revenue	-
All Other Long Term Liabilities	22,775
Long Term Liabilities	**24,519**
Total Liabilities	**25,511**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/(Loss)	436
Total Retained Earnings	(2,057)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**40,754**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**40,754**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,265**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(0)
Market Technology Revenues	4,070
Other Revenues	799
Total Revenues	**4,868**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,868**
Operating Expenses:	
Compensation and Benefits	2,402
Marketing and Advertising	34
Depr and Amortization	886
Professional and Contract Services	1,471
Computer Ops and Data Communication	828
Occupancy	282
Regulatory	0
General Administrative and Other	299
Merger Related Expenses Total	1,189
Total Operating Expenses	**7,392**
Operating Income	**(2,524)**
Total Interest Income	1
Total Interest Expense	(311)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,835)
Income Tax Provisions	**(778)**
Net Income	**(2,057)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,057)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Services Ltd
(in thousands, unaudited)

Notes: No data in 2019 - divested 2/2020

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	9
Merger Related Expenses Total	0
Total Operating Expenses	**9**
Operating Income	**(9)**
Total Interest Income	14
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(1,710)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,706)
Income Tax Provisions	**(204)**
Net Income	**(1,502)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,502)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	6,989
Investments	-
Total Receivables - Net	8,185
Current Restricted Cash	-
Other Current Assets	23,479
Margin Deposits & Default Fund	-
Total Current Assets	**38,653**
Long Term Assets:	
Total Property and Equipment - Net	8,774
Goodwill	11,229
Other Intangibles	-
Non Current Deferred Taxes	206
Other Long Term Assets	18,207
Total Long Term Assets	**38,417**
Total Assets	**77,070**
LIABILITIES	
Total AP and Accrued Expenses	1,173
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,925
Deferred Revenue	651
Current Portion Capital Leases	-
Other Accrued Liabilities	(30)
Current Debt Obligations	-
Current Liabilities	**3,720**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	136
Long Term Liabilities	**136**
Total Liabilities	**3,855**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(13,611)
Total Retained Earnings	84,338
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**73,215**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**73,215**
Total Liabilities Non Controlling Interest and Stockholders Equity	**77,070**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	83,636
Other Revenues	2,433
Total Revenues	**86,069**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**86,069**
Operating Expenses:	
Compensation and Benefits	7,513
Marketing and Advertising	74
Depr and Amortization	2,369
Professional and Contract Services	17,268
Computer Ops and Data Communication	10,756
Occupancy	526
Regulatory	0
General Administrative and Other	313
Merger Related Expenses Total	3,099
Total Operating Expenses	**41,919**
Operating Income	**44,150**
Total Interest Income	727
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	44,877
Income Tax Provisions	**13,695**
Net Income	**31,182**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**31,182**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	2,091
Investments	-
Total Receivables - Net	3,541
Current Restricted Cash	-
Other Current Assets	2,806
Margin Deposits & Default Fund	-
Total Current Assets	**8,437**
Long Term Assets:	
Total Property and Equipment - Net	6,590
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	-
Total Long Term Assets	**6,653**
Total Assets	**15,091**
LIABILITIES	
Total AP and Accrued Expenses	53
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,537
Deferred Revenue	1,588
Current Portion Capital Leases	-
Other Accrued Liabilities	(398)
Current Debt Obligations	-
Current Liabilities	**3,780**
Total Long Term Debt	-
Non Current Deferred Tax Liability	612
Non-current deferred revenue	-
All Other Long Term Liabilities	377
Long Term Liabilities	**989**
Total Liabilities	**4,770**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	4,155
Total Retained Earnings	4,799
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**10,321**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,321**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,091**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	10,390
Other Revenues	12,155
Total Revenues	**22,545**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**22,545**
Operating Expenses:	
Compensation and Benefits	8,903
Marketing and Advertising	12
Depr and Amortization	1,345
Professional and Contract Services	9,903
Computer Ops and Data Communication	1,148
Occupancy	0
Regulatory	0
General Administrative and Other	959
Merger Related Expenses Total	0
Total Operating Expenses	**22,270**
Operating Income	**275**
Total Interest Income	17
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	1,710
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,999
Income Tax Provisions	**618**
Net Income	**1,381**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,381**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	194
Investments	-
Total Receivables - Net	378
Current Restricted Cash	-
Other Current Assets	(9,506)
Margin Deposits & Default Fund	-
Total Current Assets	**(8,934)**
Long Term Assets:	
Total Property and Equipment - Net	952
Goodwill	-
Other Intangibles	17,347
Non Current Deferred Taxes	-
Other Long Term Assets	187
Total Long Term Assets	**18,486**
Total Assets	**9,551**
LIABILITIES	
Total AP and Accrued Expenses	172
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	10
Deferred Revenue	332
Current Portion Capital Leases	-
Other Accrued Liabilities	(121)
Current Debt Obligations	-
Current Liabilities	**394**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,296
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,296**
Total Liabilities	**3,690**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	(535)
Total Retained Earnings	(11,811)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,862**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,862**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,551**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	1,049
Other Revenues	75
Total Revenues	**1,124**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,124**
Operating Expenses:	
Compensation and Benefits	564
Marketing and Advertising	0
Depr and Amortization	1,851
Professional and Contract Services	3,794
Computer Ops and Data Communication	96
Occupancy	65
Regulatory	0
General Administrative and Other	121
Merger Related Expenses Total	0
Total Operating Expenses	**6,492**
Operating Income	**(5,369)**
Total Interest Income	0
Total Interest Expense	(124)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(5,492)
Income Tax Provisions	**(326)**
Net Income	**(5,166)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,166)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	395
Current Restricted Cash	-
Other Current Assets	(1)
Margin Deposits & Default Fund	-
Total Current Assets	**394**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	2,206
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,216**
Total Assets	**2,610**
LIABILITIES	
Total AP and Accrued Expenses	3,400
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**3,400**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,400**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(157)
Total Retained Earnings	(633)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(790)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(790)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,610**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	1
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	10
Professional and Contract Services	10
Computer Ops and Data Communication	9
Occupancy	0
Regulatory	0
General Administrative and Other	(5)
Merger Related Expenses Total	0
Total Operating Expenses	**25**
Operating Income	**(24)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(24)
Income Tax Provisions	**0**
Net Income	**(24)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(24)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,733
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,733**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	1,464
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,469**
Total Assets	**4,202**
LIABILITIES	
Total AP and Accrued Expenses	4,412
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**4,412**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,412**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(132)
Total Retained Earnings	(78)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(210)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(210)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,202**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2019
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3
Total Revenues	**3**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3**
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(4)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**3**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq MRX, LLC

FORM 1 – Amendment of June 29, 2020

EXHIBIT I

FINANCIAL STATEMENTS

Nasdaq MRX, LLC
Year Ended December 31, 2019
With Report of Independent Auditors

Nasdaq MRX, LLC

Financial Statements

Year Ended December 31, 2019

Contents

Ernst & Young LLP
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Report of Independent Auditors

The Board of Directors and Member
Nasdaq MRX, LLC

We have audited the accompanying financial statements of Nasdaq MRX, LLC which comprise the balance sheet as of December 31, 2019 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nasdaq MRX, LLC at December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 1, 2020

Nasdaq MRX, LLC

Balance Sheet
(In Thousands)

December 31, 2019

Assets		
Receivables, net	$	612
Receivable from Nasdaq, Inc.		5,067
Other assets		3,027
Total assets	$	8,706
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	210
Section 31 fees payable to the SEC		105
Other accrued liabilities		394
Total liabilities		709
Member's equity:		
Total member's equity		7,997
Total liabilities and member's equity	$	8,706

See accompanying notes to these financial statements.

Nasdaq MRX, LLC

Statement of Income
(In Thousands)

Year Ended December 31, 2019

Revenues		
Transaction services	$	3,949
Other revenue		18
Total revenues		3,967
Cost of revenues		
Transaction rebates		(661)
Brokerage, clearance, and exchange fees		(310)
Total cost of revenues		(971)
Revenues less transaction rebates, brokerage, clearance, and exchange fees		2,996
Operating expenses		
Provision for bad debt		2,070
Regulatory fees		265
General, administration, and other		30
Total operating expenses		2,365
Net income	$	631

See accompanying notes to these financial statements.

Nasdaq MRX, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2019

Balance at December 31, 2018	$	7,366
Net income		631
Impact of Income Tax Standard		-
Balance at December 31, 2019	$	7,997

See accompanying notes to these financial statements.

Nasdaq MRX, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 631
Adjustments to reconcile net income to cash provided by operating activities:	
Provision for bad debt	2,070
Net change in operating assets and liabilities:	
Receivables, net	(335)
Receivable from Nasdaq, Inc.	(1,428)
Other current assets and other assets	(1,267)
Accounts payable and accrued expenses	(13)
Section 31 fees payable to the SEC	67
Other accrued liabilities	275
Net cash provided by operating activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

See accompanying notes to these financial statements.

1. Nature of Operations

Nasdaq MRX, LLC ("MRX", the "Exchange" or "we"), formerly known as ISE Mercury, LLC, is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. ("ISE Holdings" or the "Parent"). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of the capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). On June 30, 2016, U.S. Exchange Holdings, Inc. was acquired by Nasdaq.

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option products for its members. MRX received regulatory approval to become a national securities exchange on February 1, 2016 and formally commenced trading. As a Self-Regulatory Organization ("SRO"), MRX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

MRX is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Receivables, net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors including, but not limited to, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), MRX records a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Accounts receivable are written-off against the reserve for bad debts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. There was no reserve netted against receivables on the Balance Sheet at December 31, 2019.

Revenue Recognition

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the Balance Sheet as *Receivables, net* as of December 31, 2019. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. Certain judgments and estimates were used in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price are discussed below. We believe that these represent a faithful depiction of the transfer of services to our customers.

2. Summary of Significant Accounting Policies (continued)

Transaction Services

Transaction-based trading includes equity derivative trading revenues. MRX charges transaction fees for trades executed on the exchanges, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. MRX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues are calculated and billed monthly in accordance with our published fee schedules.

For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Balance Sheet.

MRX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" which changes the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees and trade receivables. For available-for-sale debt securities with unrealized losses, credit losses will be measured in a manner similar to today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The Company adopted this standard on January 1, 2020 using the modified retrospective transition method. Any impact will be recognized as a cumulative-effect adjustment to retained earnings as of the effective date to align our credit loss methodology with the new standard. Adoption of this standard did not have a material impact on our financial statements.

Recently Adopted Accounting Pronouncements

In December 2019, FASB released Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes," which simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes, including providing that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. The Exchange early adopted this standard for our fiscal year ended December 31, 2019. See Note 4, "Income Taxes" for additional discussion.

3. Related-Party Transactions

MRX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by MRX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by MRX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

3. Related-Party Transactions (continued)

MRX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred.

Expenses allocated to the Exchange totaled $96,201 for the year ended December 31, 2019, and are included in *General, administration, and other* on the Statement of Income.

The Exchange incurs expenses relating to options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. The Exchange also earns transaction and access fees from NES for options contracts routed to MRX, resulting in amounts receivable from affiliated companies. For the year ended December 31, 2019, MRX assessed $9,904 in transaction and access fees to NES for options contracts routed to MRX.

On June 30, 2016, MRX entered into a Regulatory Services Agreement ("RSA") with Nasdaq BX, Inc. ("BX"), The Nasdaq Stock Market LLC, Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), and Nasdaq GEMX, LLC ("GEMX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

For the year ended December 31, 2019, occupancy expense totaled $34,859, which represents a corporate allocation from PHLX for PHLX office space used by the Exchange's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in *General, administration, and other* expense on the Statement of Income.

At December 31, 2019, $5.1 million remained in Receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2019, the Exchange did not settle any intercompany balances. The Exchange records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account.

4. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

For periods prior to June 30, 2016, the Exchange's operating results were included in the federal and state and local returns filed by U.S. Exchange Holdings, Inc. ("UES"). For periods after June 30, 2016, the Exchange's operating results are included in the consolidated federal income tax returns and applicable state and local income tax returns filed by Nasdaq. Nasdaq's 2017 and 2018 federal and state income tax returns are subject to examination by the Internal Revenue Service ("IRS") and respective tax authorities. UES federal income tax returns for years 2012 through 2016 are currently under examination by the IRS. UES state and local tax returns are currently under examination for the years 2012 through 2016, and subject to examination for 2017 and 2018.

In connection with the Exchange's adoption of ASU 2019-12, the Exchange, which is a single-member LLC, is no longer required to recognize an income tax expense in its stand-alone financials, and as such, has elected not to record an income tax provision for the year ended December, 31, 2019. As a result of this adoption, we recorded a decrease to member's equity for $476 and all outstanding tax positions were settled through the *Receivable from Nasdaq, Inc.*.

5. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between MRX, PHLX, The Nasdaq Stock Market LLC, BX, ISEL, and GEMX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for

5. Commitments and Contingencies (continued)

examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. There was no liability for potential claims recorded on the Balance Sheet as of December 31, 2019.

6. Risks and Uncertainties

General Litigation

MRX may be involved in litigation arising in the normal course of business. MRX is not a party to any litigation that management believes could have a material adverse effect on MRX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2019.

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

6. Risks and Uncertainties (continued)

The markets in which MRX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, MRX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If MRX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, MRX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

MRX is exposed to credit risk related to transaction services that are billed to customers on a monthly basis, in arrears. MRX's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Balance Sheet. MRX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect MRX's financial position and results of operations.

MRX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that MRX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on MRX's business, financial condition and operating results. MRX must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including MRX) in exchange

6. Risks and Uncertainties (continued)

for promissory notes that MRX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes MRX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that MRX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $2.1 million provision for the promissory notes for the year ended December 31, 2019 and the amount is included in *Provision for bad debt* on the Statement of Income. At December 31, 2019, MRX holds $1.0 million, net of reserve, in promissory notes from CAT NMS, LLC and the amount due is included in *Other assets* on the Balance Sheet.

7. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Receivables, net, Receivable from Nasdaq, Inc.,* and *Other assets* approximate fair value due to the short term nature of these assets. The Company's liabilities, which include *Accounts payable and accrued expenses*, *Section 31 payable to the SEC* and *Other accrued liabilities* are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Exchange has evaluated subsequent events through June 1, 2020, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.